UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Interim Financial

Information

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

At June 30, 2024 and report on review of interim

financial information

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Financial Position - Assets
(R$ Thousand)

Account Code	Account Description	06.30.2024	12.31.2023
1	Total Assets	1,394,573,000	1,309,830,000
1.01	Current Assets	175,322,000	143,004,000
1.01.01	Cash and Cash Equivalents	22,606,000	2,562,000
1.01.02	Marketable Securities	15,530,000	13,644,000
1.01.03	Trade and Other Receivables	73,522,000	77,757,000
1.01.04	Inventories	35,060,000	31,612,000
1.01.06	Recoverable Taxes	14,152,000	5,123,000
1.01.06.01	Current Recoverable Taxes	14,152,000	5,123,000
1.01.06.01.01	Recoverable Income Taxes	4,942,000	731,000
1.01.06.01.02	Other Recoverable Taxes	9,210,000	4,392,000
1.01.08	Other Current Assets	14,452,000	12,306,000
1.01.08.01	Non-Current Assets Held for Sale	2,789,000	2,053,000
1.01.08.03	Others	11,663,000	10,253,000
1.01.08.03.03	Others	11,663,000	10,253,000
1.02	Non-Current Assets	1,219,251,000	1,166,826,000
1.02.01	Long-Term Receivables	115,900,000	124,474,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	7,469,000	11,661,000
1.02.01.04	Trade and Other Receivables	5,515,000	8,099,000
1.02.01.07	Deferred Taxes	21,564,000	21,516,000
1.02.01.07.02	Deferred Taxes and Contributions	21,564,000	21,516,000
1.02.01.10	Other Non-Current Assets	81,352,000	83,198,000
1.02.01.10.04	Judicial Deposits	68,713,000	70,968,000
1.02.01.10.05	Other Assets	12,639,000	12,230,000
1.02.02	Investments	318,494,000	268,220,000
1.02.03	Property, Plant and Equipment	770,082,000	759,569,000
1.02.04	Intangible Assets	14,775,000	14,563,000

3

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities
(R$ Thousand)

Account Code	Account Description	06.30.2024	12.31.2023
2	Total Liabilities	1,394,573,000	1,309,830,000
2.01	Current Liabilities	202,663,000	188,618,000
2.01.01	Payroll, Profit Sharing and Related Charges	7,071,000	8,882,000
2.01.02	Trade Payables	34,161,000	26,649,000
2.01.03	Taxes Obligations	286,000	4,445,000
2.01.03.01	Federal Taxes Obligations	286,000	4,445,000
2.01.03.01.01	Income Tax and Social Contribution Payable	286,000	4,445,000
2.01.04	Current Debt and Finance Lease Obligations	89,055,000	83,100,000
2.01.04.01	Current Debt	46,410,000	46,736,000
2.01.04.03	Lease Obligations	42,645,000	36,364,000
2.01.05	Other Liabilities	53,656,000	48,868,000
2.01.05.02	Others	53,656,000	48,868,000
2.01.05.02.01	Dividends and Interest on Capital Payable	12,752,000	16,947,000
2.01.05.02.04	Other Taxes Payable	28,783,000	19,669,000
2.01.05.02.06	Other liabilities	12,121,000	12,252,000
2.01.06	Provisions	14,072,000	14,053,000
2.01.06.02	Other Provisions	14,072,000	14,053,000
2.01.06.02.04	Pension and Medical Benefits	4,920,000	4,392,000
2.01.06.02.05	Provision for Decommissioning Costs	9,152,000	9,661,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	4,362,000	2,621,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	4,362,000	2,621,000
2.02	Non-Current Liabilities	818,431,000	740,771,000
2.02.01	Non-Current Debt and Finance Lease Obligations	575,355,000	479,659,000
2.02.01.01	Non-Current Debt	427,278,000	346,419,000
2.02.01.03	Lease Obligations	148,077,000	133,240,000
2.02.02	Other Liabilities	1,316,000	1,409,000
2.02.02.02	Others	1,316,000	1,409,000
2.02.02.02.03	Income Taxes Payable	1,316,000	1,409,000
2.02.03	Deferred Taxes	39,314,000	59,000,000
2.02.03.01	Deferred Income Taxes	39,314,000	59,000,000
2.02.04	Provisions	202,446,000	200,703,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	16,143,000	14,855,000
2.02.04.02	Other Provisions	186,303,000	185,848,000
2.02.04.02.04	Pension and Medical Benefits	74,952,000	73,517,000
2.02.04.02.05	Provision for Decommissioning Costs	100,457,000	102,167,000
2.02.04.02.06	Employee Benefits	579,000	492,000
2.02.04.02.07	Other liabilities	10,315,000	9,672,000
2.03	Shareholders' Equity	373,479,000	380,441,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	(2,241,000)	(322,000)
2.03.04	Profit Reserves	122,816,000	158,955,000
2.03.05	Retained Earnings/Losses	7,697,000	−
2.03.08	Other Comprehensive Income	39,775,000	16,376,000

4

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Income
(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 04/01/2024 to 06/30/2024	Accumulated of the Current Year 01/01/2024 to 06/30/2024	Accumulated of the Previous Period 04/01/2023 to 06/30/2023	Accumulated of the Previous Year 01/01/2023 to 06/30/2023
3.01	Sales Revenues	116,721,000	232,097,000	109,551,000	238,689,000
3.02	Cost of Sales	(58,849,000)	(114,762,000)	(56,205,000)	(118,251,000)
3.03	Gross Profit	57,872,000	117,335,000	53,346,000	120,438,000
3.04	Operating Expenses / Income	(20,945,000)	(32,260,000)	(11,458,000)	(17,310,000)
3.04.01	Selling Expenses	(6,678,000)	(13,255,000)	(6,107,000)	(12,318,000)
3.04.02	General and Administrative Expenses	(2,520,000)	(4,426,000)	(1,614,000)	(3,165,000)
3.04.05	Other Operating Expenses	(17,095,000)	(23,738,000)	(6,869,000)	(12,118,000)
3.04.05.01	Other Taxes	(4,734,000)	(5,095,000)	(1,374,000)	(2,189,000)
3.04.05.02	Research and Development Expenses	(1,008,000)	(1,916,000)	(850,000)	(1,650,000)
3.04.05.03	Exploration Costs	(879,000)	(1,545,000)	(944,000)	(1,760,000)
3.04.05.05	Other Operating Expenses, Net	(10,474,000)	(15,248,000)	(1,840,000)	(4,728,000)
3.04.05.07	Impairment (losses) reversals, net	−	66,000	(1,861,000)	(1,791,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	5,348,000	9,159,000	3,132,000	10,291,000
3.05	Net Income Before Financial Results and Income Taxes	36,927,000	85,075,000	41,888,000	103,128,000
3.06	Finance Income (Expenses), Net	(41,147,000)	(55,004,000)	(3,184,000)	(9,340,000)
3.06.01	Finance Income	2,582,000	5,062,000	2,898,000	5,592,000
3.06.01.01	Finance Income	2,582,000	5,062,000	2,898,000	5,592,000
3.06.02	Finance Expenses	(43,729,000)	(60,066,000)	(6,082,000)	(14,932,000)
3.06.02.01	Finance Expenses	(19,912,000)	(28,959,000)	(8,148,000)	(16,367,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(23,817,000)	(31,107,000)	2,066,000	1,435,000
3.07	Net Income Before Income Taxes	(4,220,000)	30,071,000	38,704,000	93,788,000
3.08	Income Tax and Social Contribution	1,615,000	(8,976,000)	(9,922,000)	(26,850,000)
3.08.01	Current	(4,216,000)	(15,621,000)	(6,511,000)	(20,921,000)
3.08.02	Deferred	5,831,000	6,645,000	(3,411,000)	(5,929,000)
3.09	Net Income from Continuing Operations	(2,605,000)	21,095,000	28,782,000	66,938,000
3.11	Income / (Loss) for the Period	(2,605,000)	21,095,000	28,782,000	66,938,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	(0.20)	1.63	2.20	5.13
3.99.01.02	Preferred Shares	(0.20)	1.63	2.20	5.13
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	(0.20)	1.63	2.20	5.13
3.99.02.02	Preferred Shares	(0.20)	1.63	2.20	5.13

5

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Comprehensive Income
(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 04/01/2024 to 06/30/2024	Accumulated of the Current Year 01/01/2024 to 06/30/2024	Accumulated of the Previous Period 04/01/2023 to 06/30/2023	Accumulated of the Previous Year 01/01/2023 to 06/30/2023
4.01	Net Income for the Period	(2,605,000)	21,095,000	28,782,000	66,938,000
4.02	Other Comprehensive Income	18,759,000	23,399,000	300,000	1,634,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	6,528,000	6,528,000	−	(570,000)
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	−	−	194,000
4.02.03	Translation Adjustments in investees	33,732,000	42,715,000	(14,691,000)	(22,473,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(34,933,000)	(44,899,000)	16,534,000	24,225,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	3,125,000	6,547,000	5,286,000	11,183,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	10,815,000	13,040,000	(7,420,000)	(12,040,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(508,000)	(532,000)	591,000	1,115,000
4.03	Total Comprehensive Income for the Period	16,154,000	44,494,000	29,082,000	68,572,000

6

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2024 to 06/30/2024
(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000
5.03	Adjusted Opening Balance	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000
5.04	Capital Transactions with Owners	−	(1,919,000)	(36,139,000)	(13,398,000)	−	(51,456,000)
5.04.04	Treasury Shares Acquired	−	(1,919,000)	−	−	−	(1,919,000)
5.04.06	Dividends	−	−	(36,139,000)	(13,446,000)	−	(49,585,000)
5.04.11	Expired dividends	−	−	−	48,000	−	48,000
5.05	Total of Comprehensive Income	−	−	−	21,095,000	23,399,000	44,494,000
5.05.01	Net Income for the Period	−	−	−	21,095,000	−	21,095,000
5.05.02	Other Comprehensive Income	−	−	−	−	23,399,000	23,399,000
5.07	Balance at the End of the Period	205,432,000	(2,241,000)	122,816,000	7,697,000	39,775,000	373,479,000

7

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2023 to 06/30/2023
(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000
5.03	Adjusted Opening Balance	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000
5.04	Capital Transactions with Owners	−	−	(35,815,000)	(24,668,000)	−	(60,483,000)
5.04.06	Dividends	−	−	(35,815,000)	(24,700,000)	−	(60,515,000)
5.04.11	Expired dividends	−	−	−	32,000	−	32,000
5.05	Total of Comprehensive Income	−	−	−	66,938,000	1,634,000	68,572,000
5.05.01	Net Income for the Period	−	−	−	66,938,000	−	66,938,000
5.05.02	Other Comprehensive Income	−	−	−	−	1,634,000	1,634,000
5.07	Balance at the End of the Period	205,432,000	3,318,000	92,531,000	42,270,000	27,132,000	370,683,000

b

8

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method
(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2024 to 06/30/2024	Accumulated of the Previous Period 01/01/2023 to 06/30/2023
6.01	Net cash provided by operating activities	89,492,000	56,949,000
6.01.01	Cash provided by operating activities	123,470,000	128,446,000
6.01.01.01	Net Income for the period	21,095,000	66,938,000
6.01.01.02	Pension and medical benefits (actuarial expense)	10,935,000	3,747,000
6.01.01.03	Results in equity-accounted investments	(9,159,000)	(10,291,000)
6.01.01.04	Depreciation, depletion and amortization	34,224,000	32,993,000
6.01.01.05	Impairment of assets (reversal), net	(66,000)	1,791,000
6.01.01.06	Exploratory expenditures write-offs	542,000	197,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	2,582,000	2,443,000
6.01.01.08	Foreign exchange, indexation and finance charges	53,744,000	8,421,000
6.01.01.10	Allowance for credit loss on trade and other receivables, net	226,000	98,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	2,713,000	2,233,000
6.01.01.15	Income Taxes	8,976,000	26,850,000
6.01.01.16	Results from co-participation agreements in bid areas	(533,000)	(144,000)
6.01.01.17	Gain on disposal/write-offs of assets	(1,054,000)	(5,541,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(755,000)	(1,289,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(11,072,000)	(39,972,000)
6.01.02.01	Trade and other receivables, net	1,330,000	(29,753,000)
6.01.02.02	Inventories	(3,483,000)	3,087,000
6.01.02.03	Judicial deposits	3,471,000	(3,938,000)
6.01.02.05	Other assets	(821,000)	1,663,000
6.01.02.06	Trade payables	5,177,000	(1,133,000)
6.01.02.07	Other taxes	(8,217,000)	(3,262,000)
6.01.02.08	Pension and medical benefits	(2,442,000)	(2,267,000)
6.01.02.09	Provisions for legal proceedings	(995,000)	(1,068,000)
6.01.02.10	Other Employee Benefits	(1,726,000)	(1,035,000)
6.01.02.12	Provision for Decommissioning Costs	(2,285,000)	(1,695,000)
6.01.02.14	Other liabilities	(1,081,000)	(571,000)
6.01.03	Others	(22,906,000)	(31,525,000)
6.01.03.01	Income Taxes Paid	(22,906,000)	(31,525,000)
6.02	Net cash used in investing activities	(12,925,000)	1,544,000
6.02.01	Acquisition of PP&E and intangibles assets	(28,852,000)	(26,966,000)
6.02.02	Decrease (increase) in investments in investees	134,000	(49,000)
6.02.03	Proceeds from disposal of assets - Divestment	3,806,000	17,513,000
6.02.04	Divestment (investment) in marketable securities	8,688,000	8,195,000
6.02.05	Dividends received	1,348,000	819,000
6.02.08	Financial compensation for Co-participation Agreement	1,951,000	2,032,000
6.03	Net cash used in financing activities	(56,523,000)	(60,109,000)
6.03.02	Proceeds from financing	86,927,000	56,035,000
6.03.03	Repayment of principal - finance debt	(55,342,000)	(37,793,000)
6.03.04	Repayment of interest - finance debt	(11,196,000)	(10,915,000)
6.03.05	Dividends paid to shareholders of Petrobras	(54,636,000)	(52,398,000)
6.03.08	Settlement of lease liabilities	(20,357,000)	(15,038,000)
6.03.10	Share repurchase program	(1,919,000)	−
6.05	Net increase/ (decrease) in cash and cash equivalents	20,044,000	(1,616,000)
6.05.01	Cash and cash equivalents at the beginning of the period	2,562,000	3,627,000
6.05.02	Cash and cash equivalents at the end of the period	22,606,000	2,011,000

9

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Added Value
(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2024 to 06/30/2024	Accumulated of the Previous Period 01/01/2023 to 06/30/2023
7.01	Sales Revenues	332,122,000	313,052,000
7.01.01	Sales of Goods and Services	298,324,000	278,080,000
7.01.02	Other Revenues	5,825,000	15,324,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	28,199,000	19,746,000
7.01.04	Allowance for expected credit losses	(226,000)	(98,000)
7.02	Inputs Acquired from Third Parties	(110,706,000)	(118,235,000)
7.02.01	Cost of Sales	(42,451,000)	(45,117,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(48,400,000)	(51,399,000)
7.02.03	Impairment Charges / Reversals of Assets	66,000	(1,791,000)
7.02.04	Others	(19,921,000)	(19,928,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(19,921,000)	(19,928,000)
7.03	Gross Added Value	221,416,000	194,817,000
7.04	Retentions	(34,224,000)	(32,992,000)
7.04.01	Depreciation, Amortization and Depletion	(34,224,000)	(32,992,000)
7.05	Net Added Value Produced	187,192,000	161,825,000
7.06	Transferred Added Value	16,931,000	18,784,000
7.06.01	Share of Profit of Equity-Accounted Investments	9,159,000	10,291,000
7.06.02	Finance Income	5,062,000	5,592,000
7.06.03	Others	2,710,000	2,901,000
7.06.03.01	Rentals, royalties and others	2,710,000	2,901,000
7.07	Total Added Value to be Distributed	204,123,000	180,609,000
7.08	Distribution of Added Value	204,123,000	180,609,000
7.08.01	Employee Compensation	23,309,000	14,097,000
7.08.01.01	Salaries	10,764,000	8,870,000
7.08.01.02	Fringe Benefits	11,970,000	4,724,000
7.08.01.03	Unemployment Benefits (FGTS)	575,000	503,000
7.08.02	Taxes and Contributions	92,863,000	78,269,000
7.08.02.01	Federal	62,281,000	61,635,000
7.08.02.02	State	30,462,000	16,531,000
7.08.02.03	Municipal	120,000	103,000
7.08.03	Return on Third-Party Capital	66,856,000	21,305,000
7.08.03.01	Interest	63,911,000	17,914,000
7.08.03.02	Rental Expenses	2,945,000	3,391,000
7.08.04	Return on Shareholders' Equity	21,095,000	66,938,000
7.08.04.01	Interest on Capital	7,671,000	8,721,000
7.08.04.02	Dividends	5,775,000	15,979,000
7.08.04.03	Retained Earnings / (Losses) for the Period	7,649,000	42,238,000

10

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Financial Position - Assets
(R$ Thousand)

Account Code	Account Description	06.30.2024	12.31.2023
1	Total Assets	1,058,688,000	1,050,888,000
1.01	Current Assets	159,310,000	157,079,000
1.01.01	Cash and Cash Equivalents	43,829,000	61,613,000
1.01.02	Marketable Securities	23,848,000	13,650,000
1.01.03	Trade and Other Receivables	24,489,000	29,702,000
1.01.04	Inventories	40,796,000	37,184,000
1.01.06	Recoverable Taxes	15,564,000	5,703,000
1.01.06.01	Current Recoverable Taxes	15,564,000	5,703,000
1.01.06.01.01	Recoverable Income Taxes	6,049,000	1,055,000
1.01.06.01.02	Other Recoverable Taxes	9,515,000	4,648,000
1.01.08	Other Current Assets	10,784,000	9,227,000
1.01.08.01	Non-Current Assets Held for Sale	2,347,000	1,624,000
1.01.08.03	Others	8,437,000	7,603,000
1.01.08.03.03	Others	8,437,000	7,603,000
1.02	Non-Current Assets	899,378,000	893,809,000
1.02.01	Long-Term Receivables	123,216,000	129,735,000
1.02.01.03	Marketable Securities measured at amortized cost	7,469,000	11,661,000
1.02.01.04	Trade and Other Receivables	6,533,000	8,942,000
1.02.01.07	Deferred Taxes	28,166,000	26,533,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	6,096,000	4,672,000
1.02.01.07.02	Deferred Taxes and Contributions	22,070,000	21,861,000
1.02.01.10	Other Non-Current Assets	81,048,000	82,599,000
1.02.01.10.04	Judicial Deposits	69,368,000	71,390,000
1.02.01.10.05	Other Assets	11,680,000	11,209,000
1.02.02	Investments	5,480,000	6,574,000
1.02.03	Property, Plant and Equipment	755,739,000	742,774,000
1.02.04	Intangible Assets	14,943,000	14,726,000

11

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities
(R$ Thousand)

Account Code	Account Description	06.30.2024	12.31.2023
2	Total Liabilities	1,058,688,000	1,050,888,000
2.01	Current Liabilities	177,972,000	163,928,000
2.01.01	Payroll, Profit Sharing and Related Charges	7,860,000	9,802,000
2.01.02	Trade Payables	26,752,000	23,302,000
2.01.03	Taxes Obligations	2,075,000	6,295,000
2.01.03.01	Federal Taxes Obligations	2,075,000	6,295,000
2.01.03.01.01	Income Taxes Payable	2,075,000	6,295,000
2.01.04	Current Debt and Lease Obligations	67,003,000	55,781,000
2.01.04.01	Current Debt	25,663,000	20,923,000
2.01.04.03	Lease Obligations	41,340,000	34,858,000
2.01.05	Other Liabilities	55,778,000	51,898,000
2.01.05.02	Others	55,778,000	51,898,000
2.01.05.02.01	Dividends and Interest on Capital Payable	12,757,000	17,134,000
2.01.05.02.04	Other Taxes Payable	29,020,000	20,168,000
2.01.05.02.06	Other liabilities	14,001,000	14,596,000
2.01.06	Provisions	14,142,000	14,229,000
2.01.06.02	Other Provisions	14,142,000	14,229,000
2.01.06.02.04	Pension and Medical Benefits	4,920,000	4,392,000
2.01.06.02.05	Provision for Decommissioning Costs	9,222,000	9,837,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	4,362,000	2,621,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	4,362,000	2,621,000
2.02	Non-Current Liabilities	504,676,000	504,620,000
2.02.01	Non-Current Debt and Finance Lease Obligations	264,470,000	247,281,000
2.02.01.01	Non-Current Debt	120,652,000	118,508,000
2.02.01.03	Lease Obligations	143,818,000	128,773,000
2.02.02	Other Liabilities	1,347,000	1,446,000
2.02.02.02	Others	1,347,000	1,446,000
2.02.02.02.03	Income Taxes Payable	1,347,000	1,446,000
2.02.03	Deferred Taxes	33,778,000	52,820,000
2.02.03.01	Deferred Taxes	33,778,000	52,820,000
2.02.04	Provisions	205,081,000	203,073,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	17,374,000	16,000,000
2.02.04.02	Other Provisions	187,707,000	187,073,000
2.02.04.02.04	Pension and Medical Benefits	76,352,000	74,916,000
2.02.04.02.05	Provision for Decommissioning Costs	100,923,000	102,493,000
2.02.04.02.06	Employee Benefits	590,000	505,000
2.02.04.02.07	Other liabilities	9,842,000	9,159,000
2.03	Shareholders' Equity	376,040,000	382,340,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	(2,457,000)	(538,000)
2.03.04	Profit Reserves	123,032,000	159,171,000
2.03.05	Retained Earnings/Losses	7,697,000	−
2.03.08	Other Comprehensive Income	39,775,000	16,376,000
2.03.09	Non-controlling interests	2,561,000	1,899,000

12

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Income
(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 04/01/2024 to 06/30/2024	Accumulated of the Current Year 01/01/2024 to 06/30/2024	Accumulated of the Previous Period 04/01/2023 to 06/30/2023	Accumulated of the Previous Year 01/01/2023 to 06/30/2023
3.01	Sales Revenues	122,258,000	239,979,000	113,840,000	252,908,000
3.02	Cost of Sales	(61,211,000)	(118,231,000)	(56,159,000)	(121,916,000)
3.03	Gross Profit	61,047,000	121,748,000	57,681,000	130,992,000
3.04	Operating Expenses / Income	(27,504,000)	(44,178,000)	(15,710,000)	(28,824,000)
3.04.01	Selling Expenses	(6,612,000)	(13,218,000)	(5,947,000)	(12,291,000)
3.04.02	General and Administrative Expenses	(2,874,000)	(5,090,000)	(1,921,000)	(3,776,000)
3.04.05	Other Operating Expenses	(17,022,000)	(24,417,000)	(7,736,000)	(12,832,000)
3.04.05.01	Other Taxes	(5,079,000)	(5,774,000)	(1,632,000)	(2,671,000)
3.04.05.02	Research and Development Expenses	(1,008,000)	(1,916,000)	(850,000)	(1,650,000)
3.04.05.03	Exploration Costs	(913,000)	(1,583,000)	(945,000)	(1,762,000)
3.04.05.05	Other Operating Expenses, Net	(10,223,000)	(15,390,000)	(2,363,000)	(4,787,000)
3.04.05.07	Impairment (losses) reversals, net	201,000	246,000	(1,946,000)	(1,962,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	(996,000)	(1,453,000)	(106,000)	75,000
3.05	Net Income Before Financial Results and Income Taxes	33,543,000	77,570,000	41,971,000	102,168,000
3.06	Finance Income (Expenses), Net	(36,396,000)	(45,975,000)	(269,000)	(3,469,000)
3.06.01	Finance Income	2,488,000	5,224,000	2,553,000	4,972,000
3.06.01.01	Finance Income	2,488,000	5,224,000	2,553,000	4,972,000
3.06.02	Finance Expenses	(38,884,000)	(51,199,000)	(2,822,000)	(8,441,000)
3.06.02.01	Finance Expenses	(15,631,000)	(20,941,000)	(4,295,000)	(8,682,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(23,253,000)	(30,258,000)	1,473,000	241,000
3.07	Net Income Before Income Taxes	(2,853,000)	31,595,000	41,702,000	98,699,000
3.08	Income Tax and Social Contribution	338,000	(10,300,000)	(12,766,000)	(31,456,000)
3.08.01	Current	(5,230,000)	(17,525,000)	(8,763,000)	(23,955,000)
3.08.02	Deferred	5,568,000	7,225,000	(4,003,000)	(7,501,000)
3.09	Net Income from Continuing Operations	(2,515,000)	21,295,000	28,936,000	67,243,000
3.11	Income / (Loss) for the Period	(2,515,000)	21,295,000	28,936,000	67,243,000
3.11.01	Attributable to Shareholders of Petrobras	(2,605,000)	21,095,000	28,782,000	66,938,000
3.11.02	Attributable to Non-Controlling Interests	90,000	200,000	154,000	305,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	(0.20)	1.63	2.20	5.13
3.99.01.02	Preferred Shares	(0.20)	1.63	2.20	5.13
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	(0.20)	1.63	2.20	5.13
3.99.02.02	Preferred Shares	(0.20)	1.63	2.20	5.13

13

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Comprehensive Income
(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 04/01/2024 to 06/30/2024	Accumulated of the Current Year 01/01/2024 to 06/30/2024	Accumulated of the Previous Period 04/01/2023 to 06/30/2023	Accumulated of the Previous Year 01/01/2023 to 06/30/2023
4.01	Net Income for the Period	(2,515,000)	21,295,000	28,936,000	67,243,000
4.02	Other Comprehensive Income	18,774,000	23,415,000	298,000	1,632,000
4.02.01	Actuarial Gains (Losses) on Post-employment Defined Benefits Plans	6,828,000	6,828,000	−	(570,000)
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	−	−	194,000
4.02.03	Translation Adjustments in investees	33,735,000	42,719,000	(14,693,000)	(22,475,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(34,933,000)	(44,899,000)	16,534,000	24,225,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	3,126,000	6,578,000	5,337,000	11,329,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	10,814,000	13,029,000	(7,436,000)	(12,088,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(796,000)	(840,000)	556,000	1,017,000
4.03	Total Comprehensive Income for the Period	16,259,000	44,710,000	29,234,000	68,875,000
4.03.01	Attributable to Shareholders of Petrobras	16,154,000	44,494,000	29,082,000	68,572,000
4.03.02	Attributable to Non-controlling Interests	105,000	216,000	152,000	303,000

14

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2024 to 06/30/2024
(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000	1,899,000	382,340,000
5.03	Adjusted Opening Balance	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000	1,899,000	382,340,000
5.04	Capital Transactions with Owners	−	(1,919,000)	(36,139,000)	(13,398,000)	−	(51,456,000)	446,000	(51,010,000)
5.04.04	Treasury Shares Acquired	−	(1,919,000)	−	−	−	(1,919,000)	−	(1,919,000)
5.04.06	Dividends	−	−	(36,139,000)	(13,446,000)	−	(49,585,000)	(189,000)	(49,774,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	635,000	635,000
5.04.11	Expired unclaimed dividends	−	−	−	48,000	−	48,000	−	48,000
5.05	Total of Comprehensive Income	−	−	−	21,095,000	23,399,000	44,494,000	216,000	44,710,000
5.05.01	Net Income for the Period	−	−	−	21,095,000	−	21,095,000	200,000	21,295,000
5.05.02	Other Comprehensive Income	−	−	−	−	23,399,000	23,399,000	16,000	23,415,000
5.07	Balance at the End of the Period	205,432,000	(2,241,000)	122,816,000	7,697,000	39,775,000	373,479,000	2,561,000	376,040,000

15

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2023 to 06/30/2023
(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000	1,791,000	364,385,000
5.03	Adjusted Opening Balance	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000	1,791,000	364,385,000
5.04	Capital Transactions with Owners	−	−	(35,815,000)	(24,668,000)	−	(60,483,000)	(496,000)	(60,979,000)
5.04.06	Dividends	−	−	(35,815,000)	(24,700,000)	−	(60,515,000)	(234,000)	(60,749,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(262,000)	(262,000)
5.04.11	Expired unclaimed dividends	−	−	−	32,000	−	32,000	−	32,000
5.05	Total of Comprehensive Income	−	−	−	66,938,000	1,634,000	68,572,000	303,000	68,875,000
5.05.01	Net Income for the Period	−	−	−	66,938,000	−	66,938,000	305,000	67,243,000
5.05.02	Other Comprehensive Income	−	−	−	−	1,634,000	1,634,000	(2,000)	1,632,000
5.07	Balance at the End of the Period	205,432,000	3,318,000	92,531,000	42,270,000	27,132,000	370,683,000	1,598,000	372,281,000

16

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method
(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2024 to 06/30/2024	Accumulated of the Previous Period 01/01/2023 to 06/30/2023
6.01	Net cash provided by operating activities	93,651,000	101,510,000
6.01.01	Cash provided by operating activities	127,155,000	138,054,000
6.01.01.01	Net Income for the period	21,295,000	67,243,000
6.01.01.02	Pension and medical benefits (actuarial expense)	11,245,000	3,848,000
6.01.01.03	Results of equity-accounted investments	1,453,000	(75,000)
6.01.01.04	Depreciation, depletion and amortization	33,009,000	31,268,000
6.01.01.05	Impairment of assets (reversals), net	(246,000)	1,962,000
6.01.01.06	Exploratory expenditures write-offs	542,000	197,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	2,675,000	2,680,000
6.01.01.08	Foreign exchange, indexation and finance charges	46,875,000	4,483,000
6.01.01.10	Allowance for credit loss on trade and other receivables, net	249,000	174,000
6.01.01.11	Inventory write-back to net realizable value	(215,000)	22,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	2,734,000	2,245,000
6.01.01.15	Income Taxes	10,300,000	31,456,000
6.01.01.16	Results from co-participation agreements in bid areas	(533,000)	(143,000)
6.01.01.17	Gain on disposal/write-offs of assets	(1,469,000)	(5,993,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(759,000)	(1,313,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(9,615,000)	(4,267,000)
6.01.02.01	Trade and other receivables, net	7,176,000	5,940,000
6.01.02.02	Inventories	(1,756,000)	5,629,000
6.01.02.03	Judicial deposits	3,236,000	(3,981,000)
6.01.02.05	Other assets	(366,000)	1,371,000
6.01.02.06	Trade payables	1,170,000	(1,541,000)
6.01.02.07	Other taxes	(9,596,000)	(4,858,000)
6.01.02.08	Pension and medical benefits	(2,454,000)	(2,273,000)
6.01.02.09	Provisions for legal proceedings	(1,027,000)	(1,111,000)
6.01.02.10	Other Employee Benefits	(1,865,000)	(1,092,000)
6.01.02.12	Provision for Decommissioning Costs	(2,347,000)	(1,714,000)
6.01.02.14	Other liabilities	(1,786,000)	(637,000)
6.01.03	Others	(23,889,000)	(32,277,000)
6.01.03.01	Income Taxes Paid	(23,889,000)	(32,277,000)
6.02	Net cash used in investing activities	(26,901,000)	(9,741,000)
6.02.01	Acquisition of PP&E and intangibles assets	(29,309,000)	(26,981,000)
6.02.02	Acquisition of equity interests	(33,000)	(88,000)
6.02.03	Proceeds from disposal of assets - Divestment	3,812,000	17,521,000
6.02.04	Divestment (investment) in marketable securities	(3,648,000)	(2,569,000)
6.02.05	Dividends received	326,000	344,000
6.02.08	Financial compensation for Co-participation Agreement	1,951,000	2,032,000
6.03	Net cash used in financing activities	(89,760,000)	(79,765,000)
6.03.01	Changes in non-controlling interest	637,000	(264,000)
6.03.02	Proceeds from financing	3,055,000	315,000
6.03.03	Repayment of principal - finance debt	(11,734,000)	(7,554,000)
6.03.04	Repayment of interest - finance debt	(5,017,000)	(5,115,000)
6.03.05	Dividends paid to shareholders of Petrobras	(54,636,000)	(52,398,000)
6.03.06	Dividends paid to non-controlling interests	(386,000)	(249,000)
6.03.08	Settlement of lease liabilities	(19,760,000)	(14,500,000)
6.03.10	Share repurchase program	(1,919,000)	−
6.04	Effect of exchange rate changes on cash and cash equivalents	5,226,000	(3,845,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(17,784,000)	8,159,000
6.05.01	Cash and cash equivalents at the beginning of the period	61,613,000	41,723,000
6.05.02	Cash and cash equivalents at the end of the period	43,829,000	49,882,000

17

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Added Value
(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2024 to 06/30/2024	Accumulated of the Previous Period 01/01/2023 to 06/30/2023
7.01	Sales Revenues	342,086,000	329,651,000
7.01.01	Sales of Goods and Services	306,523,000	292,560,000
7.01.02	Other Revenues	7,423,000	17,164,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	28,389,000	20,101,000
7.01.04	Allowance for expected credit losses	(249,000)	(174,000)
7.02	Inputs Acquired from Third Parties	(113,604,000)	(122,794,000)
7.02.01	Cost of Sales	(48,538,000)	(49,958,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(46,522,000)	(51,970,000)
7.02.03	Impairment Charges / Reversals of Assets	246,000	(1,962,000)
7.02.04	Others	(18,790,000)	(18,904,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(18,790,000)	(18,904,000)
7.03	Gross Added Value	228,482,000	206,857,000
7.04	Retentions	(33,009,000)	(31,268,000)
7.04.01	Depreciation, Amortization and Depletion	(33,009,000)	(31,268,000)
7.05	Net Added Value Produced	195,473,000	175,589,000
7.06	Transferred Added Value	5,264,000	6,644,000
7.06.01	Share of Profit of Equity-Accounted Investments	(1,453,000)	75,000
7.06.02	Finance Income	5,224,000	4,972,000
7.06.03	Others	1,493,000	1,597,000
7.06.03.01	Rentals, royalties and others	1,493,000	1,597,000
7.07	Total Added Value to be Distributed	200,737,000	182,233,000
7.08	Distribution of Added Value	200,737,000	182,233,000
7.08.01	Employee Compensation	25,157,000	15,477,000
7.08.01.01	Salaries	12,023,000	9,861,000
7.08.01.02	Fringe Benefits	12,507,000	5,064,000
7.08.01.03	Unemployment Benefits (FGTS)	627,000	552,000
7.08.02	Taxes and Contributions	96,282,000	84,839,000
7.08.02.01	Federal	65,153,000	67,644,000
7.08.02.02	State	30,778,000	16,844,000
7.08.02.03	Municipal	351,000	351,000
7.08.03	Return on Third-Party Capital	58,003,000	14,674,000
7.08.03.01	Interest	55,045,000	11,423,000
7.08.03.02	Rental Expenses	2,958,000	3,251,000
7.08.04	Return on Shareholders' Equity	21,295,000	67,243,000
7.08.04.01	Interest on Capital	7,671,000	8,721,000
7.08.04.02	Dividends	5,775,000	15,979,000
7.08.04.03	Retained Earnings / (Losses) for the Period	7,649,000	42,238,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	200,000	305,000

18

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2023, which include the full set of notes.

The consolidated and individual interim financial information of the company was prepared and is presented in accordance with the Technical Pronouncement - CPC 21 (R1) - Interim Financial Statement, issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission (CVM), and related to IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). All relevant information pertaining to the financial statements, and only these, are being evidenced, and correspond to those used in the management of the company's Management.

In the preparation of these unaudited condensed consolidated interim financial statements, the Company assessed the impacts of extreme weather events that occurred in the state of Rio Grande do Sul on its operations and concluded that they did not materially affect the Company’s assets and results in the six-month period ended June 30, 2024.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on August 8, 2024.

1.1.	New standards and interpretations

On January 1, 2024, new standards issued by the IASB came into force and were adopted by the Company, with corresponding technical pronouncements issued by the CPC and approved by the CVM, as disclosed in explanatory note 6 of the financial statements as of December 31, 2023.

In relation to the regulations in force as from January 1, 2024, according to the assessments carried out, there were no material impacts on the initial application in this consolidated and individual interim financial information, except for the review of Technical Pronouncement CPC 09 (R1) - Statement of Added Value (DVA).

This review generated a restatement of the DVA between components of the wealth created (revenue, inputs acquired from third parties and depreciation, depletion and amortization) without affecting the net added value produced by the Company, as follows:

	Consolidated			Parent Company
	Disclosed on 06.30.2023	CPC 09 (R1) Effect	Reclassified on 06.30.2023	Disclosed on 06.30.2023	CPC 09 (R1) Effect	Reclassified on 06.30.2023
Revenues	333,844	(4,193)	329,651	317,223	(4,171)	313,052
Inputs acquired from third parties	(122,209)	(585)	(122,794)	(117,628)	(607)	(118,235)
Gross added value	211,635	(4,778)	206,857	199,595	(4,778)	194,817
Depreciation, depletion and amortization	(36,046)	4,778	(31,268)	(37,770)	4,778	(32,992)
Net added value produced by the Company	175,589	−	175,589	161,825	−	161,825

The main changes introduced by CPC 09 (R1) that impacted the company's DVA were:

•       Adjustments to the net realizable value of inventories – they are no longer presented as inputs acquired from third parties and are now disclosed as other revenues;

•       Depreciation, depletion and amortization – the portion capitalized in the company's assets is no longer presented as revenue related to the construction of assets for use and the portion used in liabilities for decommissioning areas is no longer presented as inputs acquired from third parties. Thus, depreciation, depletion and amortization now represent the amounts recognized in the income statement for the period and normally used to reconcile the cash flow from operating activities and the net income for the period.

2.	Material accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2023.

19

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.	Cash and cash equivalents and marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash and cash equivalents.

	Consolidated
	06.30.2024	12.31.2023
Cash at bank and in hand	2,840	501
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	2,429	8,434
Other investment funds	609	1,352
	3,038	9,786
- Abroad
Time deposits	25,858	37,458
Automatic investing accounts and interest checking accounts	11,904	13,807
Other financial investments	189	61
	37,951	51,326
Total short-term financial investments	40,989	61,112
Total cash and cash equivalents	43,829	61,613

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

3.2.	Marketable securities
		Consolidated
	06.30.2024	12.31.2023
Fair value through profit or loss	3,463	4,485
Amortized cost - Bank Deposit Certificates and time deposits	27,588	20,572
Amortized cost – Others	266	254
Total	31,317	25,311
Current	23,848	13,650
Non-current	7,469	11,661

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in post-fixed Bank Deposit Certificates with daily liquidity, with maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

20

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.	Sales revenues
		Consolidated
	2024		2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Gross sales	156,282	306,523	136,729	292,560
Sales taxes (1)	(34,024)	(66,544)	(22,889)	(39,652)
Sales revenues	122,258	239,979	113,840	252,908
Diesel	36,396	71,447	35,099	78,249
Gasoline	16,015	31,883	18,700	37,889
Liquefied petroleum gas	4,134	7,890	4,712	9,541
Jet fuel	5,980	11,845	5,461	12,763
Naphtha	2,521	4,639	2,132	4,617
Fuel oil (including bunker fuel)	1,213	2,915	1,294	2,780
Other oil products	5,596	10,643	5,584	11,217
Subtotal oil products	71,855	141,262	72,982	157,056
Natural gas	5,918	12,464	7,083	15,010
Crude oil	5,502	11,590	6,756	13,772
Nitrogen products and renewables	227	383	122	231
Breakage	632	1,324	1,072	2,214
Electricity	543	1,174	756	1,326
Services, agency and others	1,052	2,275	1,394	2,661
Domestic market	85,729	170,472	90,165	192,270
Exports	35,053	66,743	21,950	56,964
Crude oil	26,813	51,131	14,416	43,225
Fuel oil (including bunker fuel)	5,859	12,413	6,580	11,952
Other oil products and other products	2,381	3,199	954	1,787
Sales abroad (2)	1,476	2,764	1,725	3,674
Foreign Market	36,529	69,507	23,675	60,638
Sales revenues	122,258	239,979	113,840	252,908
(1) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(2) Sales revenues from operations outside of Brazil, including trading and excluding exports.

	2024	2024	2023	2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Brazil	85,729	170,472	90,165	192,270
Domestic market	85,729	170,472	90,165	192,270
China	15,116	22,475	4,846	17,792
Americas (except United States)	4,995	10,192	6,107	13,501
Europe	7,699	13,713	3,455	10,459
Asia (except China and Singapore)	2,171	4,558	1,088	3,552
United States	3,450	10,736	3,658	6,578
Singapore	3,068	7,777	4,515	8,747
Others	30	56	6	9
Foreign market	36,529	69,507	23,675	60,638
Sales revenues	122,258	239,979	113,840	252,908

In the six-month period ended June 30, 2024, sales to two clients of the refining, transportation and marketing segment represented individually 15% and 10% of the Company’s sales revenues; in the same period of 2023, sales to two clients of the same segment represented individually 16% and 11% of the Company’s sales revenues.

21

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.	Costs and expenses by nature
5.1.	Cost of sales
			Consolidated
		2024	2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Raw material, products for resale, materials and third-party services (1)	(30,241)	(56,955)	(28,153)	(65,010)
Depreciation, depletion and amortization	(12,630)	(25,742)	(12,652)	(25,096)
Production taxes	(15,175)	(30,182)	(13,345)	(27,802)
Employee compensation	(3,165)	(5,352)	(2,009)	(4,008)
Total	(61,211)	(118,231)	(56,159)	(121,916)
(1) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
		Consolidated
	2024	2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Materials, third-party services, freight, rent and other related costs	(5,570)	(11,119)	(5,070)	(10,399)
Depreciation, depletion and amortization	(870)	(1,725)	(764)	(1,541)
Allowance for expected credit losses	11	(40)	21	(86)
Employee compensation	(183)	(334)	(134)	(265)
Total	(6,612)	(13,218)	(5,947)	(12,291)

5.3.	General and administrative expenses
		Consolidado
	2024	2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Employee compensation (1)	(1,916)	(3,363)	(1,209)	(2,398)
Materials, third-party services, rent and other related costs	(762)	(1,356)	(555)	(1,084)
Depreciation, depletion and amortization	(196)	(371)	(157)	(294)
Total	(2,874)	(5,090)	(1,921)	(3,776)
(1) In the second quarter of 2024, it mainly refers to the actuarial revision of the Saúde Petrobras - AMS health care plan, reflecting the change in the benefit, in the amount of R$ 418. For more information, see note 13.

6.	Other income and expenses, net

		Consolidated
	2024		2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Pension and medical benefits – retirees (1)	(6,918)	(8,449)	(1,465)	(2,925)
Stoppages for asset maintenance and pre-operating expenses	(3,656)	(6,889)	(2,971)	(5,565)
Losses related to legal, administrative and arbitration proceedings	(1,277)	(2,675)	(1,361)	(2,680)
Profit Sharing	(704)	(1,577)	(158)	(338)
Variable compensation program	(522)	(912)	(649)	(1,374)
Operating expenses with thermoelectric power plants	(277)	(603)	(220)	(432)
Institutional relations and cultural projects	(228)	(364)	(126)	(239)
Expenses with contractual fines received	(94)	(177)	(290)	(611)
Amounts recovered from Lava Jato investigation (2)	8	34	20	483
Gains/(losses) with Commodities Derivatives	97	122	(47)	363
Ship/take or pay agreements and fines imposed to suppliers	216	449	186	359
Government grants	82	467	358	896
Results from co-participation agreements in bid areas	296	533	(1)	143
Results of non-core activities	431	624	226	404
Fines imposed on suppliers	360	636	327	551
Early termination and cash outflows revision of lease agreements	417	759	445	1,313
Expenses/Reimbursements from E&P partnership operations	582	1,356	588	1,423
Results on disposal/write-offs of assets	663	1,469	3,416	5,993
Others (3)	301	(193)	(641)	(2,551)
Total	(10,223)	(15,390)	(2,363)	(4,787)
(1) In the second quarter of 2024, it mainly refers to the actuarial revision of the Saúde Petrobras - AMS health care plan, reflecting the change in the benefit, in the amount of R$ 5,389. For more information, see note 13.
(2) The total amount recovered from the Lava Jato Investigation through December 31, 2023 was R$ 7,281, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(3) It includes, in the six-month period ended June 30, 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of R$ 1,654.

7.	Net finance income (expense)

22

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
	2024		2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Finance income	2,488	5,224	2,553	4,972
Income from investments and marketable securities (Government Bonds)	1,981	4,121	2,101	3,833
Other finance income	507	1,103	452	1,139
Finance expenses	(15,631)	(20,941)	(4,295)	(8,682)
Interest on finance debt	(2,705)	(5,449)	(2,537)	(5,349)
Unwinding of discount on lease liability	(2,905)	(5,613)	(1,973)	(3,835)
Capitalized borrowing costs	1,996	3,857	1,573	2,981
Unwinding of discount on the provision for decommissioning costs	(1,345)	(2,692)	(1,085)	(2,184)
Other finance expenses (1)	(10,672)	(11,044)	(273)	(295)
Foreign exchange gains (losses) and indexation charges	(23,253)	(30,258)	1,473	241
Foreign exchange gains (losses) (2)	(18,683)	(23,026)	7,402	11,572
Reclassification of hedge accounting to the Statement of Income (2)	(3,126)	(6,578)	(5,337)	(11,329)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(1,634)	(1,980)	(1,987)	(2,151)
Recoverable taxes inflation indexation income	(787)	(542)	150	485
Other foreign exchange gains and indexation charges, net (1)	977	1,868	1,245	1,664
Total	(36,396)	(45,975)	(269)	(3,469)
(1) It includes, in the three and six-month periods ended June 30, 2024, finance expense of R$ 10,399 and indexation charges of R$ 1,184 related to the tax settlement program - federal taxes. For more information, see note 12.3.
(2) For more information, see notes 27.2.2a and 27.2.2 c.

8.	Information by operating segment

8.1.	Net income by operating segment

Consolidated Statement of Income by operating segment - Apr-Jun/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	81,779	114,935	11,449	418	(86,323)	122,258
Intersegments	81,381	1,293	3,642	7	(86,323)	−
Third parties	398	113,642	7,807	411	−	122,258
Cost of sales	(32,560)	(107,110)	(5,721)	(382)	84,562	(61,211)
Gross profit	49,219	7,825	5,728	36	(1,761)	61,047
Expenses	(8,200)	(3,660)	(4,531)	(10,117)	−	(26,508)
Selling	(2)	(2,803)	(3,802)	(5)	−	(6,612)
General and administrative	(113)	(484)	(182)	(2,095)	−	(2,874)
Exploration costs	(913)	−	−	−	−	(913)
Research and development	(765)	(5)	(5)	(233)	−	(1,008)
Other taxes	(4,355)	(111)	(17)	(596)	−	(5,079)
Impairment	−	201	−	−	−	201
Other income and expenses, net	(2,052)	(458)	(525)	(7,188)	−	(10,223)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	41,019	4,165	1,197	(10,081)	(1,761)	34,539
Net finance income (expenses)	−	−	−	(36,396)	−	(36,396)
Results in equity-accounted investments	150	(1,323)	190	(13)	−	(996)
Net Income (loss) before income taxes	41,169	2,842	1,387	(46,490)	(1,761)	(2,853)
Income taxes	(13,946)	(1,416)	(407)	15,508	599	338
Net income (loss) of the period	27,223	1,426	980	(30,982)	(1,162)	(2,515)
Attributable to:
Shareholders of Petrobras	27,227	1,426	920	(31,016)	(1,162)	(2,605)
Non-controlling interests	(4)	−	60	34	−	90
	27,223	1,426	980	(30,982)	(1,162)	(2,515)

23

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - Apr-Jun/2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	72,922	104,328	13,701	430	(77,541)	113,840
Intersegments	71,770	1,823	3,938	10	(77,541)	−
Third parties	1,152	102,505	9,763	420	−	113,840
Cost of sales	(30,276)	(95,709)	(8,051)	(431)	78,308	(56,159)
Gross profit	42,646	8,619	5,650	(1)	767	57,681
Expenses	(2,707)	(5,682)	(3,795)	(3,399)	(21)	(15,604)
Selling	(20)	(2,525)	(3,388)	7	(21)	(5,947)
General and administrative	(86)	(417)	(85)	(1,333)	−	(1,921)
Exploration costs	(945)	−	−	−	−	(945)
Research and development	(625)	(59)	(3)	(163)	−	(850)
Other taxes	(1,634)	482	(44)	(436)	−	(1,632)
Impairment	(148)	(1,943)	−	145	−	(1,946)
Other income and expenses, net	751	(1,220)	(275)	(1,619)	−	(2,363)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	39,939	2,937	1,855	(3,400)	746	42,077
Net finance income (expenses)	−	−	−	(269)	−	(269)
Results in equity-accounted investments	92	(340)	83	59	−	(106)
Net Income (loss) before income taxes	40,031	2,597	1,938	(3,610)	746	41,702
Income taxes	(13,579)	(998)	(631)	2,695	(253)	(12,766)
Net income (loss) of the period	26,452	1,599	1,307	(915)	493	28,936
Attributable to:
Shareholders of Petrobras	26,456	1,599	1,212	(978)	493	28,782
Non-controlling interests	(4)	−	95	63	−	154
	26,452	1,599	1,307	(915)	493	28,936
Consolidated Statement of Income by operating segment - Jan-Jun/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total

Sales revenues	161,423	224,840	23,438	797	(170,519)	239,979
Intersegments	160,505	2,792	7,206	16	(170,519)	−
Third parties	918	222,048	16,232	781	−	239,979
Cost of sales	(65,320)	(206,081)	(11,559)	(744)	165,473	(118,231)
Gross profit	96,103	18,759	11,879	53	(5,046)	121,748
Expenses	(11,317)	(7,803)	(8,937)	(14,668)	−	(42,725)
Selling	(6)	(5,535)	(7,608)	(69)	−	(13,218)
General and administrative	(214)	(901)	(321)	(3,654)	−	(5,090)
Exploration costs	(1,583)	−	−	−	−	(1,583)
Research and development	(1,455)	(13)	(8)	(440)	−	(1,916)
Other taxes	(4,453)	(145)	(42)	(1,134)	−	(5,774)
Impairment	(21)	201	−	66	−	246
Other income and expenses, net	(3,585)	(1,410)	(958)	(9,437)	−	(15,390)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	84,786	10,956	2,942	(14,615)	(5,046)	79,023
Net finance income (expenses)	−	−	−	(45,975)	−	(45,975)
Results in equity-accounted investments	235	(1,968)	297	(17)	−	(1,453)
Net Income (loss) before income taxes	85,021	8,988	3,239	(60,607)	(5,046)	31,595
Income taxes	(28,827)	(3,725)	(1,000)	21,536	1,716	(10,300)
Net income (loss) of the period	56,194	5,263	2,239	(39,071)	(3,330)	21,295
Attributable to:
Shareholders of Petrobras	56,202	5,263	2,111	(39,151)	(3,330)	21,095
Non-controlling interests	(8)	−	128	80	−	200
	56,194	5,263	2,239	(39,071)	(3,330)	21,295

24

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - Jan-Jun/2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total

Sales revenues	154,644	233,380	28,524	818	(164,458)	252,908
Intersegments	152,037	4,285	8,119	17	(164,458)	−
Third parties	2,607	229,095	20,405	801	−	252,908
Cost of sales	(63,419)	(209,312)	(15,672)	(829)	167,316	(121,916)
Gross profit	91,225	24,068	12,852	(11)	2,858	130,992
Expenses	(3,345)	(11,823)	(7,846)	(5,841)	(44)	(28,899)
Selling	(55)	(5,300)	(6,778)	(114)	(44)	(12,291)
General and administrative	(172)	(822)	(164)	(2,618)	−	(3,776)
Exploration costs	(1,762)	−	−	−	−	(1,762)
Research and development	(1,270)	(69)	(10)	(301)	−	(1,650)
Other taxes	(1,724)	(76)	(90)	(781)	−	(2,671)
Impairment	(78)	(2,029)	−	145	−	(1,962)
Other income and expenses, net	1,716	(3,527)	(804)	(2,172)	−	(4,787)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	87,880	12,245	5,006	(5,852)	2,814	102,093
Net finance income (expenses)	−	−	−	(3,469)	−	(3,469)
Results in equity-accounted investments	186	(274)	106	57	−	75
Net Income (loss) before income taxes	88,066	11,971	5,112	(9,264)	2,814	98,699
Income taxes	(29,879)	(4,163)	(1,702)	5,245	(957)	(31,456)
Net income (loss) of the period	58,187	7,808	3,410	(4,019)	1,857	67,243
Attributable to:
Shareholders of Petrobras	58,198	7,808	3,222	(4,147)	1,857	66,938
Non-controlling interests	(11)	−	188	128	−	305
	58,187	7,808	3,410	(4,019)	1,857	67,243

The balance of depreciation, depletion and amortization by business segment is shown below:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Apr-Jun/2024	12,128	3,320	736	177	16,361
Apr-Jun/2023	12,319	2,972	645	146	16,082

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Jan-Jun/2024	24,656	6,527	1,492	334	33,009
Jan-Jun/2023	23,821	5,871	1,288	288	31,268

8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 06.30.2024

Current assets	14,089	59,116	2,217	112,909	(29,021)	159,310
Non-current assets	664,807	115,950	34,055	84,566	−	899,378
Long-term receivables	39,692	12,034	505	70,985	−	123,216
Investments	1,828	2,401	934	317	−	5,480
Property, plant and equipment	611,365	100,818	32,229	11,327	−	755,739
Operating assets	516,446	85,918	19,064	8,553	−	629,981
Under construction	94,919	14,900	13,165	2,774	−	125,758
Intangible assets	11,922	697	387	1,937	−	14,943
Total Assets	678,896	175,066	36,272	197,475	(29,021)	1,058,688

25

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 12.31.2023

Current assets	13,574	53,265	1,793	113,997	(25,550)	157,079
Non-current assets	658,729	115,224	31,013	88,843	−	893,809
Long-term receivables	43,705	10,014	400	75,616	−	129,735
Investments	1,667	3,926	703	278	−	6,574
Property, plant and equipment	601,553	100,629	29,539	11,053	−	742,774
Operating assets	524,822	87,762	17,454	8,570	−	638,608
Under construction	76,731	12,867	12,085	2,483	−	104,166
Intangible assets	11,804	655	371	1,896	−	14,726
Total Assets	672,303	168,489	32,806	202,840	(25,550)	1,050,888
9.	Trade and other receivables
9.1.	Trade and other receivables
	Consolidated		Parent Company
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Receivables from contracts with customers
Third parties	24,056	29,231	15,004	19,980
Related parties
Investees (note 28.5)	1,075	680	30,941	27,341
Subtotal	25,131	29,911	45,945	47,321
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement	8,141	10,466	8,141	10,466
Lease receivables	1,840	1,706	133	136
Other receivables	4,385	3,037	3,648	2,427
Related parties
Applications in credit rights - FIDC-NP (note 28.3)	−	−	25,977	28,797
Petroleum and alcohol accounts – receivables from Brazilian Government	−	1,345	−	1,345
Subtotal	14,366	16,554	37,899	43,171
Total trade receivables	39,497	46,465	83,844	90,492
Expected credit losses (ECL) – Third parties	(8,464)	(7,811)	(4,796)	(4,626)
Expected credit losses (ECL) – Related parties	(11)	(10)	(11)	(10)
Total trade receivables, net	31,022	38,644	79,037	85,856
Current	24,489	29,702	73,522	77,757
Non-current	6,533	8,942	5,515	8,099

Accounts receivable are classified in the amortized cost category, except for certain receivables with final price formation after the transfer of control of products that depend on the variation in the value of the commodity, classified in the category fair value through profit or loss, whose value on June 30, 2024 totaled R$ 2,973 (R$ 2,434 as of December 31, 2023).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the Earn Out of the Atapu and Sépia fields, totaling R$ 1,936 (R$ 2,957 as of December 31, 2023), from the sale of the Roncador field for R$ 2,009 (R$ 1,745 as of December 31, 2023) and the Potiguar group of fields for R$ 1,155 (R$ 1,283 as of December 31, 2023).

The increase in the “Other” balance is mainly related to reimbursements from partners for the enrollment to the tax transaction, in the amount of R$ 1,121 (note 12.3).

On June 26, 2024, the amount of R$ 1,389, net of withholding income tax, related to the second and final installment of the judicialized debts with the Brazilian Federal Government (precatórios), arising from of Petroleum and Alcohol Account, was released to the Company and became part of the guarantee in a tax lawsuit.

26

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.2.	Aging of trade and other receivables – third parties
				Consolidated	Parent Company
	06.30.2024		12.31.2023		06.30.2024		12.31.2023
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	27,638	(189)	33,636	(163)	21,001	(185)	25,925	(159)
Overdue:
Until 3 months (1)	1,100	(180)	2,285	(208)	502	(177)	2,246	(200)
3 – 6 months	541	(107)	91	(50)	527	(103)	68	(43)
6 – 12 months	159	(138)	303	(277)	139	(136)	278	(274)
More than 12 months	8,984	(7,850)	8,125	(7,113)	4,757	(4,195)	4,492	(3,950)
Total	38,422	(8,464)	44,440	(7,811)	26,926	(4,796)	33,009	(4,626)

(1) On January 10, 2024, Petrobras received from Carmo Energy the last installment in the amount of US$298 million, including adjustments and late payment charges due, relating to the sale of the Carmópolis Complex, due on December 20, 2023.

9.3.	Changes in provision for expected credit losses - third parties and related parties
	Consolidated		Parent Company
	2024	2023	2024	2023
	Jan-Jun	Jan-Jun	Jan-Jun	Jan-Jun
Opening balance	7,821	8,015	4,636	4,652
Additions	453	475	429	401
Reversals	(222)	(243)	(212)	(243)
Write-offs	(47)	(166)	(46)	(163)
Cumulative translation adjustment	470	(255)	−	−
Closing balance	8,475	7,826	4,807	4,647
Current	1,626	1,364	1,407	1,180
Non-current	6,849	6,462	3,400	3,467
10.	Inventories
	Consolidated
	06.30.2024	12.31.2023
Crude oil	16,859	16,341
Oil products	12,509	10,631
Intermediate products	2,684	3,076
Natural gas and LNG (1)	605	379
Biofuels	75	61
Fertilizers	7	7
Total products	32,739	30,495
Materials, suppliers and others	8,057	6,689
Total	40,796	37,184
(1) Liquefied Natural Gas.

Consolidated inventories are presented net of losses for adjustment to their net realizable value, these adjustments being mainly due to fluctuations in international oil prices and their oil products and, they are recognized in the statement of income for the period as cost of sales. In the six-month period ended June 30, 2024, the Company recognized a R$ 215 reversal of cost of sales, adjusting inventories to net realizable value (a R$ 22 loss within cost of sales in the six-month period ended June 30, 2023).

At June 30, 2024, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of R$ 4,623.

11.	Trade payables
	Consolidated		Parent Company
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Third parties in Brazil	17,983	17,544	16,982	16,376
Third parties abroad	8,550	5,691	4,140	2,705
Related parties (note 28.1)	219	67	13,039	7,568
Total	26,752	23,302	34,161	26,649

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

27

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

As of June 30, 2024, the balance advanced by suppliers, within the scope of the program, is R$ 775 (R$ 534 as of December 31, 2023) and has a payment term from 6 to 92 days and a weighted average term of 53 days (payment term from 7 to 92 days and a weighted average term of 57 days in 2023), after the contracted commercial conditions have been met.

12. Taxes 12.1. Income taxes	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	06.30.2024	12.31.2023	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Taxes in Brazil
Income taxes	5,188	963	226	4,788	0	0
Income taxes – Tax settlement programs	0	0	293	283	1,347	1,446
	5,188	963	519	5,071	1,347	1,446
Taxes abroad	861	92	1,556	1,224	0	0
Total	6,049	1,055	2,075	6,295	1,347	1,446

Reconciliation between statutory income tax rate and effective income tax rate

The reconciliation of taxes calculated according to nominal rates and the amount of registered taxes are shown below:

		Consolidated
	2024	2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Net income (loss) before income taxes	(2,853)	31,595	41,702	98,699
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	970	(10,742)	(14,179)	(33,558)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	2,608	2,608	2,965	2,965
Different jurisdictional tax rates for companies abroad	1,252	2,680	(683)	595
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(471)	(717)	(492)	(1,018)
Tax incentives	(118)	37	161	383
Tax loss carryforwards (unrecognized tax losses) (2)	147	424	(61)	(89)
Non-taxable income (non-deductible expenses), net	(58)	65	(5)	28
Enrollment to the tax settlement program (3)	(833)	(833)	−	−
Post-employment benefits	(2,844)	(3,445)	(495)	(896)
Results of equity-accounted investments in Brazil and abroad	(431)	(602)	(35)	25
Non-incidence of income taxes on indexation (SELIC interest rate) of undue paid taxes	144	248	−	−
Others	(28)	(23)	58	109
Income taxes	338	(10,300)	(12,766)	(31,456)
Deferred income taxes	5,568	7,225	(4,003)	(7,501)
Current income taxes	(5,230)	(17,525)	(8,763)	(23,955)
Effective tax rate of income taxes	11.8%	32.6%	30.6%	31.9%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) Petrobras recognized tax loss and negative social contribution basis of a subsidiary in the amount of R$ 265, within the scope of the incentivized self-regularization program for taxes administered by the Brazilian Federal Revenue Service (Law No. 14,740/23 and Normative Instruction No. 2,168/23), to settle a debt in the amount of R$560, of which R$295 in cash.
(3) For more information, see note 12.3.

Deferred income taxes - non-current

The table below shows the movement in the periods:

	Consolidated		Parent Company
	2024	2023	2024	2023
	Jan-Jun	Jan-Jun	Jan-Jun	Jan-Jun
Opening balance	(48,148)	(30,878)	(59,000)	(42,511)
Recognized in income of the period	7,225	(7,501)	6,644	(5,929)
Recognized in shareholders’ equity	13,029	(11,894)	13,040	(11,845)
Cummulative Translation Adjustment	227	(108)	−	−
Use of tax credits	(7)	−	−	−
Others	(8)	123	2	110
Final balance	(27,682)	(50,258)	(39,314)	(60,175)

The table below shows the composition and basis for realization of deferred tax assets and liabilities:

28

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated

Nature	Basis for realization	06.30.2024	12.31.2023
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	(28,550)	(30,480)
Property, plant and equipment – Impairment	Amortization, Write-off of Assets and Impairment Reversal	19,793	20,348
Property, plant and equipment – Right of use	Depreciation, Amortization and Write-off of Assets	(45,636)	(45,359)
Property, plant and equipment – Depreciation, accelerated and linear x unit produced and capitalized charges	Depreciation, Amortization and Write-off of Assets	(95,230)	(90,939)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	4,053	(12,001)
Leases	Appropriation of consideration	51,898	44,733
Provision for decomissioning costs	Payment and reversal of the provision	38,603	38,779
Provision for lawsuits	Payment and reversal of the provision	5,076	4,617
Tax losses	Compensation of 30% of taxable income	6,032	5,517
Inventories	Sale, Write-Off and Loss	2,933	1,988
Employee benefits, mainly pension plan	Payment and reversal of the provision	9,081	9,856
Others		4,265	4,793
Total		(27.682)	(48.148)
Deferred income taxes – assets		6,096	4,672
Deferred income taxes – liabilities		(33,778)	(52,820)

Uncertain treatments on Corporate Income Tax (CIT)

In 2023 and 2024, the Company received additional charges from the Dutch tax authority, due to a final assessment on the calculation of the Corporate Income Tax (CIT) of subsidiaries in the Netherlands from 2018 to 2020, arising from the valuation for tax purposes of platforms and equipment nationalized under the Repetro tax regime, in the amount of R$ 3,374 (U$S 607 million), updated through June 30, 2024 by applicable interest rates.

Tax treatments of certain subsidiaries from 2020 to 2022 have not yet been assessed by this tax authority. Any charges by the Dutch tax authority for those years, on a similar basis to the periods already assessed, could reach the amount R$ 1,006 (U$S 181 million). Thus, the total amount of these uncertain tax treatments is R$ 4,380 (U$S 788 million), updated through June 30, 2024 by applicable interest rates.

The Company continues to defend its position but understands that it is not probable that the tax authority will fully accept this tax treatment. Thus, a liability was recognized with a corresponding effect in income taxes within the statement of income in 2023, by means of the expected value method, constituted by the sum of amounts weighted by the probability of loss.

12.2.	Other taxes

Consolidated

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	06.30.2024	12.31.2023	06.30.2024	12.31.2023	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Taxes in Brazil:
Current/Deferred VAT Rate (VAT)	3,144	2,868	2,920	2,939	5,628	4,997	−	−
Current/Deferred PIS and COFINS	6,057	1,470	13,668	13,923	2,978	1,282	724	684
PIS and COFINS - Law 9,718/98	−	−	3,599	3,549	−	−	−	−
Production taxes/Royalties	−	−	−	−	9,385	10,139	658	702
Withholding income taxes	−	−	−	−	614	1,317	−	−
Tax settlement programs (2)	−	−	−	−	8,331	−	−	−
Others	277	279	1,822	1,402	2,028	2,142	452	435
Total in Brazil	9,478	4,617	22,009	21,813	28,964	19,877	1,834	1,821
Taxes abroad	37	31	61	48	56	291	−	−
Total	9,515	4,648	22,070	21,861	29,020	20,168	1,834	1,821
((1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.
((2) For more information, see note 12.3.

12.3	. Enrollment to the tax settlement program

In June 2024, Petrobras enrolled to a Transaction Notice (Edital de Transação PGFN-RFB 6/2024) published in the same month by the Attorney General's Office of the Brazilian National Treasury (PGFN) and the Brazilian Federal Revenue (RFB), for the settlement of relevant litigation related to the taxation of remittances abroad, arising from the bipartition of the legal transaction agreed in a chartering contract for vessels and platforms, and in another contract for services.

The Transaction Notice provides for the settlement of debts under dispute relating to the taxation of CIDE, PIS and COFINS, from 2008 to 2013, whose updated amount at the enrollment date on June 28, 2024 is R$ 44,957. The balance of the contingent liability related to the taxation of remittances abroad, which includes the debts relating to the taxation of CIDE, PIS and COFINS, was disclosed in the financial statements of December 31, 2023, note 19.3.

29

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The enrollment to this program brings economic benefits, as maintaining the discussions would imply a financial effort to provide and maintain judicial guarantees related to the Negotiated Legal Proceeding (NJP) agreed with the PGFN, in addition to other procedural costs and expenses.

The program provided for a 65% discount on the total amount of the debt, after converting judicial deposits into definitive payment. Therefore, on June 28, 2024, CIDE, PIS and COFINS liabilities were recognized in the amount of R$19,849. The settlement of this tax liability was defined as follows:

•	use in June 2024 of judicial deposits related to the debts to be settled through this program, in the amount of R$ 6,653;
•	use of tax loss carryforwards of subsidiaries in June 2024, in the amount of R$ 1,294;
•	payment of R$ 3,571 upon enrollment in June 2024 and the remaining balance to be paid in 6 monthly installments until December 2024, updated by the Selic interest rate.

The calculation of the liability, registered in Taxes and Contributions, related to this transaction is presented as follows:

06.30.2024
Enrolling to the program	19,849
Use of judicial deposits	(6,653)
Use of tax credit from subsidiaries	(1,294)
Down payment	(3,571)
Balance at June 30, 2024	8,331

As part of this tax transaction is related to projects in which the company operates in partnership in E&P consortia, Petrobras started with negotiations with the partners for the reimbursement of the corresponding amounts to their respective interests, in the expected amount of R$ 2,581, being:

•	R$ 1,121 recognized in June 2024 referring to consortia that approved the enrollment to the transaction until June 30, 2024;
•	R$ 1,460 were treated as contingent assets on June 30, 2024, with: (i) R$ 1,279 recognized in July and August 2024, referring to consortia that approved after June 30, 2024 until the date of the release of the interim financial statements; and (ii) R$181 in negotiation with consortia, not yet recognized.

Effects of the tax transaction in the statement of income

Consolidated
Principal and fines	8,840
Indexation to the SELIC interest rate	11,009
Total debt enrolled in the tax settlement program	19,849
PIS and COFINS tax credits after enrolling the program (1)	(2,899)
Use of tax loss carryforwards	(1,294)
Indexation to the Selic interest rate of Judicial deposits and taxes over tax credits	1,304
Income taxes (2)	(4,934)
Effect in the statement of income before reimbursement of partners in joint ventures	12,026
Reimbursements approved by partners in joint ventures until June 30, 2024	(1,121)
Income taxes (2)	333
Total effect in the statement of income	11,238
Other taxes	4,256
Net finance income (expense)	11,583
Income taxes	(4,601)
Total effect in the statement of income	11,238

(1) Credits arising from debts included in the tax transaction after discounts, as provided for in the Transaction Notice, recorded in current assets.

(2) Tax effect of the tax transaction.

30

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and other managers. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated
	06.30.2024	12.31.2023
Liabilities
Short-term employee benefits	7,883	9,615
Termination benefits	567	692
Post-retirement benefits	81,272	79,308
Total	89,722	89,615
Current	12,780	14,194
Non-current	76,942	75,421
Total	89,722	89,615

13.1.       Short-term employee benefits

	Consolidated
	06.30.2024	12.31.2023
Variable compensation program – Employees	1,072	2,246
Accrued vacation and christmas bonus	3,796	2,780
Salaries and related charges and other provisions	1,383	1,658

Profit sharing	1,632	2,931
Total	7,883	9,615
Current	7,665	9,412
Non-current (1)	218	203
Total	7,883	9,615

(1) Refers to the balance of the deferral for 4 years of 40% of the PPP portion of the administrators and executive managers.

The company recognized the following amounts in the income statement:

		Consolidated
	2024		2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Costs/Expenses in the statement of income
Salaries, vacation, christmas bonus, charges over provisions and others	(4,918)	(9,497)	(4,242)	(8,120)
Variable compensation program (1)	(520)	(912)	(649)	(1,374)
Profit sharing (1)	(704)	(1,577)	(158)	(338)
Manager compensations and charges	(23)	(37)	(17)	(29)
Total	(6,165)	(12,023)	(5,066)	(9,861)
(1) Includes complement/reversion of previous programs.

13.1.1 Variable compensation programs

Performance award programs (Programa de Prêmio por Performance - PPP and Programa de Prêmio por Desempenho - PRD)

In the period from January to June 2024, Petrobras:

•	paid the amount of R$ 2,110 (R$ 1,695 in the parent company) related to the performance award programs, considering compliance with the company's performance metrics and the individual performance of employees; and
•	provisioned the amount of R$ 912 related to the 2024 fiscal year (R$ 1,367 for the PPP in the period from January to June 2023), recorded in other operating expenses, including the variable remuneration of Petrobras and other programs of the consolidated companies. At the parent company, the provision was R$ 713 (R$ 1,247 for the PPP in the period from January to June 2023).

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the period from January to June 2024, Petrobras:

•	paid the amount of R$ 2,904 (R$ 2,827 in the parent company) related to the profit sharing, considering the rules and individual limits according to the remuneration of each employee; and
•	provisioned the amount of R$ 1,577 for the 2024 fiscal year (R$ 340 in the period from January to June 2023), recorded in other operating expenses. At the parent company, the provision was R$ 1,539 (R$ 328 in the period from January to June 2023).

31

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.2.       Termination benefits

These are those provided by the termination of the employment contract as a result of: i) the entity's decision to terminate the employee's employment relationship before the normal retirement date; or ii) employee's decision to accept an offer of benefits in exchange for termination of employment.

Voluntary severance programs

The company has voluntary termination programs (PDV), incentive retirement (PAI), specific termination programs for the corporate segment and for employees assigned to units in the process of divestment, which basically provide for the same legal and indemnity benefits. Currently, the programs are closed for enrollment.

Recognition of the provision for expenses occur as employees enroll to the programs.

The Company disburses the severance payments in two installments, one at the time of termination and the remainder one year after the termination.

As of June 30, 2024, from the balance of R$ 567, R$ 39 refers to the second installment of 146 retired employees and R$ 528 refers to 944 employees enrolled in voluntary severance programs with expected termination by 2027.

13.3.       Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (“Saúde Petrobras”), and five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	Consolidated
	06.30.2024	12.31.2023
Liabilities
Health Care Plan: AMS Saúde Petrobras	48,684	46,772
Petros Pension Plan - Renegotiated (PPSP-R)	20,373	20,437
Petros Pension Plan - Non-renegotiated (PPSP-NR)	6,503	6,479
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	2,554	2,513
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	2,279	2,234
Petros 2 Pension Plan (PP-2)	879	873
Total	81,272	79,308
Current	4,920	4,392
Non-current	76,352	74,916

Health Care Plan

The health care plan, named AMS (Saúde Petrobras), is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan and of the collective bargaining agreement, and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the rules of the plan and in the Collective Bargaining Agreement (ACT), being 60% by the Company and 40% by the participants until March 31, 2024.

The clause 37, paragraph 2 of the collective bargaining agreement stated that, if the resolutions No. 42/2022 and No. 49/2023 of the Commission on Corporate Governance and the Administration of Corporate Holdings of the Brazilian Federal Government (Comissão de Governança Corporativa e de Administração de Participações Societárias da União – CGPAR) were revoked or amended, allowing adjustments in the cost-sharing of health care plans, the Company and the labor unions would discuss a new cost-sharing arrangement, in order to minimize the impact on the income of its beneficiaries.

On April 26, 2024, the aforementioned resolutions were revoked and, for this reason, the Company and the unions entered into an agreement, in June 2024, via amendment to the current collective bargaining agreement, to resume the costing relationship previously practiced, with 70% covered by Petrobras and 30% by the beneficiaries, effective since April 2024. Due to this change, the Company carried out an intermediate remeasurement of the actuarial liabilities of this plan.

32

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Intermediate remeasurement

The intermediate remeasurement of this post-employment plan made in the June 2024 resulted in a R$ 127 increase in actuarial liabilities, as follows: (i) a R$ 6,955 expense within other income and expenses, due to the change in the benefit costing; (ii) a R$ 6,828 gain within other comprehensive income due to the revision of actuarial assumptions, mainly the increase in the discount rate applied to actuarial liabilities, from 5.45% as of December 31,2023 to 6.48% as of June 30 2024, and to the reduction in the estimated change in medical and hospital medical costs, from 13.11% as of December 31,2023 to 12.70% as of June 30,2024.

The other actuarial assumptions used to carry out the intermediate remeasurement had no change.

13.3.1 Sensitivity analysis of the defined benefit plan – Health Care

The effect of a 1 p.p. change in the assumed discount rate and the medical cost variation rate is established as follows:

	Consolidated
	Discount rate		Rate of variation in medical and hospital costs
	+ 1 p.p.	- 1 p.p.	+ 1 p.p.	- 1 p.p.
Actuarial obligation	(4,983)	6,071	6,755	(5,576)
Service cost and interests	(137)	165	485	(392)

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation (Fundação Petrobras de Seguridade Social), a nonprofit legal entity governed by private law with administrative and financial autonomy.

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS which has a different measurement methodology to that applicable to pension funds, regulated by the Post-Retirement Benefit Federal Council (Conselho Nacional de Previdência Complementar – CNPC).

On March 28, 2024, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans for the year ended December 31, 2023, sponsored by the Company.

The following table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2023 with the net actuarial liability registered by the Company at the same date:

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	1,708	487
Ordinary and extraordinary future contributions - sponsor	22,925	6,743
Contributions related to the TFC - sponsor	3,831	2,307
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(5,514)	(824)
Net actuarial liability recorded by the Company	22,950	8,713
(1) It includes the balance of PPSP-R Pre-70 and PPSP-NR Pre-70.

• Sponsor Contributions – according to the CNPC criteria, the calculation of the obligation in Petros considers, besides the future cash flow of the participants, the future cash flow of normal and extraordinary sponsor contributions, discounted to present value, while the Company, according to the CVM criteria, only considers such sponsor cash flows as they are made.

• Financial Assumptions - The main difference lies in the definition of the real interest rate established by Petros according to the expected profitability of the current investment portfolios and the parameters published by Previc (CNPC), considering a moving average of recent years in setting safety limits. On the other hand, in the Company's calculations, it involves the real interest rates determined through an equivalent rate that combines the maturity profile of pension and healthcare obligations with the future yield curve of longer-term Brazilian government securities (Treasury IPCA, formerly known as NTN), observing spot position at the end of the closing exercise considered.

• Adjustment to the value of plan's backing assets - In Petros, the government securities, with the portfolio immunization strategy, are marked on the curve, while in the Company, they are marked at market value.

33

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.3.2 Amounts in the financial statements related to defined benefit plans

The net actuarial liability represents the company's obligations, net of the fair value of plan assets (when applicable), at present value.

The movement of obligations with pension and health plans with a defined benefit feature is shown below:

					Consolidate
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2023	22,950	8,713	873	46,772	79,308
Recognized in the Statement of Income	1,067	405	39	9,734	11,245
Past service cost	−	−	−	6,955	6,955
Current service cost	19	5	1	586	611
Net interest	1,048	400	38	2,193	3,679
Recognized in Equity - other comprehensive income	−	−	−	(6,828)	(6,828)
Remeasurement effects (2)	−	−	−	(6,828)	(6,828)
Cash effects	(1,090)	(337)	(33)	(994)	(2,454)
Contributions paid	(1,017)	(300)	(33)	(994)	(2,344)
Payments related to Term of financial commitment (TFC)	(73)	(37)	−	−	(110)
Other changes	−	1	−	−	1
Balance at June 30, 2024	22,927	8,782	879	48,684	81,272
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) Effects of the intermediate remeasurement on the health care plan, which changed the benefit costing.

	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2022	20,297	7,198	850	30,330	58,675
Recognized in the Statement of Income	1,221	421	77	2,129	3,848
Current service cost	27	6	26	360	419
Net interest	1,194	415	51	1,769	3,429
Recognized in Equity - other comprehensive income	570	−	−	−	570
Remeasurement effects (2)	570	−	−	−	570
Cash effects	(994)	(304)	(17)	(958)	(2,273)
Contributions paid	(923)	(275)	(17)	(958)	(2,173)
Payments related to Term of financial commitment (TFC)	(71)	(29)	−	−	(100)
Other changes	−	1	−	−	1
Balance at June 30, 2023	21,094	7,316	910	31,501	60,821
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It relates to a complement of 2022.

The net expense with pension and health care plans is presented below:

34

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses) (2)	(85)	(19)	(9)	(2,683)	(2,796)
Related to retirees (other income and expenses) (3)	(982)	(386)	(30)	(7,051)	(8,449)
Net costs for Jan-Jun/2024	(1,067)	(405)	(39)	(9,734)	(11,245)
Related to active employees (cost of sales and expenses)	(116)	(23)	(36)	(748)	(923)
Related to retirees (other income and expenses)	(1,105)	(398)	(41)	(1,381)	(2,925)
Net costs for Jan-Jun/2023	(1,221)	(421)	(77)	(2,129)	(3,848)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes the effects of the intermediate remeasurement on the health care plan, which changed the benefit costing by R$ 1,566.
(3) It includes the effects of the intermediate remeasurement on the health care plan, which changed the benefit costing by R$ 5,389.

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses) (2)	(43)	(9)	(5)	(2,125)	(2,182)
Related to retirees (other income and expenses) (3)	(491)	(193)	(15)	(6,219)	(6,918)
Net costs for Apr-Jun/2024	(534)	(202)	(20)	(8,344)	(9,100)
Related to active employees (cost of sales and expenses)	(57)	(12)	(18)	(372)	(459)
Related to retirees (other income and expenses)	(553)	(198)	(21)	(693)	(1,465)
Net costs for Apr-Jun/2023	(610)	(210)	(39)	(1,065)	(1,924)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes the effects of the intermediate remeasurement on the health care plan, which changed the benefit costing by R$ 1,566
(3) It includes the effects of the intermediate remeasurement on the health care plan, which changed the benefit costing by R$ 5,389.

13.3.3. Contributions

In the six-month period ended June 30, 2024, the Company contributed with R$ 2,454 (R$ 2,273 in the same period of 2023), to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 13.3.2). Additionally, it contributed R$ 586 (R$ 522 in the six-month period ended June 30, 2023) to the defined contribution portion of the PP2 plan and R$5 to the PP3 plan (R$4 in the six-month period ended June 30, 2023), which were recognized in costs and results for the period.

14.	Provisions for legal proceedings, judicial deposits and contingent liabilities

14.1 Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings based on the best estimate of the costs for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits; (iii) claims for alleged non-payment of CIDE on imports of propane and butane; and (iv) claims for alleged non-payment of social security contributions on allowances and bonuses.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems; and (iii) collective and individual claims that discuss topics related to pension plans managed by Petros.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

35

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Non-current liabilities	06.30.2024	12.31.2023
Labor claims	4,065	3,902
Tax claims	2,559	2,633
Civil claims	9,051	7,813
Environmental claims	1,699	1,652
Total	17,374	16,000
	Consolidated
	2024 Jan-Jun	2023 Jan-Jun
Opening Balance	16,000	15,703
Additions, net of reversals	1,301	1,700
Use of provision	(1,340)	(1,322)
Accruals and charges	1,371	947
Others	42	(22)
Closing balance	17,374	17,006

In preparing its unaudited condensed consolidated interim financial statements for the six-month period ended June 30, 2024, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to June 2024, the increase in liabilities mainly arises from changes occurring in the following cases: (i) R$873 in the provision for civil disputes involving contractual issues; (ii) R$176 in the provision for labor claims; and (iii) R$170 in the provision for civil litigation involving the sale of assets.

14.2 Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	06.30.2024	12.31.2023
Tax	48,170	51,350
Labor	4,773	4,739
Civil	15,286	14,411
Environmental	760	555
Others	379	335
Total	69,368	71,390

	Consolidated
	2024 Jan-Jun	2023 Jan-Jun
Opening Balance	71,390	57,671
Additions	3,417	3,971
Use (1)	(6,968)	(243)
Accruals and charges	1,484	2,898
Others	45	(32)
Closing balance	69,368	64,265

(1) It includes, in the six-month period ended June 30, 2024, R$ 6,653 referring to the nominal values of deposits used when enrolling to the tax settlement program on the incidence of CIDE, PIS and Cofins on remittances abroad under a vessel and platform charter agreement as detailed in note 12.

In the period from January to June 2024, the company made judicial deposits net of reversals in the amount of R$3,417, with emphasis on the deposits and the nature of the related contingencies: (i) R$1,502 referring to the incidence of PIS and COFINS on tax amnesty programs; (ii) R$ 1,233 referring to the incidence of CIDE, PIS and COFINS related to platform chartering; and (iii) R$ 1,008 referring to government participation values related to the unification of production fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça), partially offset by: (iv) R$ 638 referring to the redemption of judicial deposits on the recalculation of government participation (royalties and special participation) related to oil production in the Jubarte field.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding R$ 200, which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of June 30, 2024, the balance of production capacity held in guarantee in the NJP is R$ 13,935 (R$ 38,714 on December 31, 2023), whose reduction is due to the Company's enrollment to the tax settlement program in June 2024.

36

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.3 Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of June 30, 2024, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

	Consolidated
Nature	06.30.2024	12.31.2023
Tax	138,199	180,040
Labor	45,336	49,138
Civil	59,271	55,458
Environmental	7,716	6,910
Total	250,522	291,546

The main contingent liabilities are:

•	Tax matters comprising: (i) income from foreign subsidiaries and associates not included in the computation of taxable income (IRPJ and CSLL); (ii) collection of customs taxes and fines related to imports under the Repetro regime in the Frade consortium; (iii) disapproval of PIS and COFINS tax compensation due to credit disallowance; (iv) withholding income tax (IRRF) on remittances for payments of vessel charters; (v) collection of IRPJ and CSLL on transfer price; (vi) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; (vii) collection of ICMS involving several states; and (viii) incidence of social security contributions on the payment of bonuses.
•	Labor matters, comprising: (i) mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) several labor claims.
•	Civil matters comprising mainly: (i) lawsuits related to contracts; (ii) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields, including unitization; (iii) regulation agencies fines, mainly ANP; (iv) collective and individual claims that discuss topics related to pension plans managed by Petros; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras.
•	Environmental matters comprising indemnities for damages and fines related to the Company operations.

In the period from January to June 2024, the decrease in contingent liabilities is mainly due to: (i) R$ 44,957 referring to the incidence of CIDE and PIS/COFINS from 2008 to 2013 related exclusively to platform chartering processes that were the subject of the tax transaction detailed in note 12.2.1 (Tax settlement program); (ii) R$ 3,907 referring to collective actions that require the review of the methodology for calculating the Minimum Remuneration Supplement by Level and Regime (RMNR); (iii) R$450 referring to VAT Tax (ICMS) on the circulation of materials held by third parties; and (iv) R$368 referring to actions related to administrative responsibility of environmental nature. These effects were mainly offset by: (v) R$ 1,449 referring to administrative and judicial proceedings discussing differences in special participation and royalties in different fields, including unification of fields; (vi) R$ 1,196 referring to compensation action involving reparations for environmental damage to fishermen; (vii) R$870 relating to civil disputes involving contractual issues; (viii) R$702 referring to actions on supplementary pension plans managed by Petros; (ix) R$ 389 referring to Corporate Income Tax and Social Contribution Tax due to the non-addition of income from subsidiaries and associated companies domiciled abroad to the parent company's IRPJ and CSLL calculation base; and (x) R$327 referring to the provision of fines from regulatory agencies.

14.3.1	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

There are lawsuits related to the Minimum Compensation Based on Employee's Position and Work Schedule (RMNR), with the objective of reviewing its calculation criteria.

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This policy was created through collective bargaining with union entities and was approved at employee meetings, being finally put into practice by Petrobras in 2007, but started being the subject of lawsuits three years after its implementation.

In 2018, the Brazilian Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals to the Brazilian Supreme Federal Court (STF), suspending the effects of the decision issued by the TST and determined the national suspension of the ongoing proceedings related to the RMNR.

37

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In July 2021, a monocratic decision was published in which the STF’s Judge-Rapporteur granted an extraordinary appeal filed, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions, reversing the decision of the TST.

In November 2023, the First Panel of the Supreme Federal Court decided in favor of the Company (with 3 votes against 1), confirming that there is an understanding of recognizing the merit of the collective bargaining agreement signed between the companies and the unions. In January 2024, the ruling was published by the STF. Against this ruling, the complainant and union entities filed an appeal for clarification, which were not recognized by unanimous decision of the first Panel of the Supreme Court, maintaining the decision in favor of Petrobras. This decision was published in March 2024, becoming final and unappealable. The Company monitors the application of the Supreme Federal Court decision in the lower courts.

The Company has been adjusting the expectation of loss, according to the decisions in which the understanding of the STF applies, and monitors the evolution of the subject in the TST for possible future changes in the amounts and expectations of this litigation.

As of June 30, 2024, the balance of provisions for legal proceedings regarding RMNR amounts to R$ 632, classified as probable loss, while the contingent liabilities amount to R$ 36,420, classified as possible loss.

14.4 Class action and related proceedings

14.4.1 Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors. On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action. The collective action moved to the discussion phase of merit issues.

On July 26, 2023, the Court issued an intermediary decision on the merits, ordering the production of evidence, in relation to which the parties should express their views until August 27, 2024 for the issuance of the decision on the merits, which is appealable. In addition, the Court expressed in advance some understanding, which must be included in the decision on the merits, among which: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action; and iii) the alleged rights under Spanish legislation are prescribed.

The Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions mentioned above.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch courts, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Court and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the value and duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras reiterates its condition as a victim of the corruption scheme revealed by the Lava-Jato operation and intends to present and prove this condition before the Dutch court.

38

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Petrobras and its subsidiaries deny the allegations made by the Foundation and will continue to defend themselves vigorously.

14.4.2 Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the Lava Jato Operation. The Company is unable to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company is unable to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which was recognized by the Court of Appeals on April 18, 2024. However, the Association filed a new appeal. The Court of Appeals had already recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal upheld by the Court of Appeals on September 15, 2022, recognizing the Association the right to represent financial consumers. The Company presented its defense, as well as other procedural defenses, still subject to assessment by the Argentine Court of Appeals. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil para su Defensa before the Commercial Court, there are no developments in the six-month period ended June 30, 2024.

14.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses (which was recorded in 2022 as provisions for legal proceedings) but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which was denied in June 2024. Petrobras then submitted a request to review the issue, which was rejected on July 24, 2024. As a result, the process will resume its course, which had been suspended by the lower court judge on October 26, 2022 due to the filing of the appeal by Petrobras.

On August 26, 2022, on another procedural front initiated by the EIG, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit. For the purpose of this injunction, the District Court of Amsterdam limited EIG's claims to a total of US$ 297.2 million, although the US Court ruled that any award of damages would depend on evidence of damages by EIG at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no related lawsuit pending in the Netherlands. This precautionary block does not prevent Petrobras and its subsidiaries from complying with their obligations to third parties.

14.4.4 Arbitrations proposed by non-controlling Shareholders in Brazil

In the six-month period ended June 30, 2024, there were no events that changed the assessment and information of arbitrations proposed by non-controlling shareholders in Brazil. For more information, see explanatory note 19.5 to the financial statements for the year ended December 31, 2023.

39

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.	Provision for decommissioning costs

The following table details the amount of the decommissioning provision by production area:

	Consolidated
	06.30.2024	12.31.2023
Onshore	2,233	2,162
Shallow Waters	28,581	30,274
Deep and ultra-deep post-salt	51,605	52,638
Pre-salt	27,726	27,256
Total	110,145	112,330
Current	9,222	9,837
Non-current	100,923	102,493

	Consolidated
	2024	2023
	Jan-Jun	Jan-Jun
Opening balance	112,330	97,048
Adjustment to provision	369	92
Transfers related to liabilities held for sale (1)	(1,729)	−
Use of provisions	(3,515)	(2,322)
Interest accrued	2,621	2,098
Others	69	(38)
Total	110,145	96,878

(1) It refers to the transfer of R$ 1,729 related to the Cherne cluster, in Rio de Janeiro state.

16.	Other assets and liabilities
Assets	Consolidated		Parent Company
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Escrow account and/ or collateral	5,021	4,885	4,681	4,786
Advances to suppliers	9,325	8,783	11,047	10,529
Prepaid expenses	2,552	2,192	1,883	1,622
Derivatives transactions	423	443	269	331
Assets related to E&P partnerships	1,357	1,235	5,388	4,237
Others	1,439	1,274	1,034	978
Total	20,117	18,812	24,302	22,483
Current	8,437	7,603	11,663	10,253
Non-Current	11,680	11,209	12,639	12,230

Liabilities	Consolidated		Parent Company
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Obligations arising from divestments	5,655	5,811	5,652	5,807
Contractual retentions	4,051	3,468	3,940	3,363
Advances from customers	2,300	3,350	1,608	2,027
Provisions for environmental expenses, R&D and fines	3,340	3,426	3,042	3,167
Other taxes	1,834	1,821	1,834	1,821
Unclaimed dividends	1,805	1,630	1,805	1,630
Derivatives transactions	830	299	698	249
Obligations arising from acquisition of equity interests	785	753	785	753
Various creditors	519	666	517	663
Others	2,724	2,531	2,555	2,444
Total	23,843	23,755	22,436	21,924
Current	14,001	14,596	12,121	12,252
Non-Current	9,842	9,159	10,315	9,672

40

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.	Property, plant and equipment

17.1 By class of assets

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2023	13,006	282,776	104,166	195,745	147,081	742,774	759,569
Accumulated cost	22,434	572,111	152,344	362,175	217,033	1,326,097	1,279,761
Accumulated depreciation and impairment (4)	(9,428)	(289,335)	(48,178)	(166,430)	(69,952)	(583,323)	(520,192)
Additions	1	960	31,013	167	15,522	47,663	46,969
Additions to / review of estimates of decommissioning costs	−	−	−	327	−	327	322
Capitalized borrowing costs	−	−	3,834	−	−	3,834	3,832
Write-offs	(15)	(70)	(661)	(26)	(125)	(897)	(975)
Transfers (5)	(200)	8,515	(12,613)	5,430	(88)	1,044	1,041
Transfers to assets held for sale	−	(105)	(24)	(557)	−	(686)	(679)
Depreciation, amortization and depletion	(194)	(12,974)	−	(10,041)	(15,585)	(38,794)	(40,063)
Impairment reversal (note 19)	18	173	10	−	66	267	66
Cumulative translation adjustment	4	34	33	135	1	207	−
Balance at June 30, 2024	12,620	279,309	125,758	191,180	146,872	755,739	770,082
Accumulated cost	21,830	577,702	173,952	367,568	225,125	1,366,177	1,316,521
Accumulated depreciation and impairment (4)	(9,210)	(298,393)	(48,194)	(176,388)	(78,253)	(610,438)	(546,439)

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2022	13,241	287,740	77,424	200,537	100,240	679,182	699,786
Accumulated cost	22,659	550,097	124,904	352,617	154,805	1,205,082	1,158,091
Accumulated depreciation and impairment (4)	(9,418)	(262,357)	(47,480)	(152,080)	(54,565)	(525,900)	(458,305)
Additions	1	1,157	23,546	8	36,544	61,256	60,868
Additions to / review of estimates of decommissioning costs	−	−	−	31	−	31	−
Capitalized borrowing costs	−	−	2,952	−	−	2,952	2,952
Signature Bonuses Transfers (6)	−	−	−	31	−	31	31
Write-offs	(3)	(899)	(56)	(209)	(789)	(1,956)	(2,012)
Transfers (5)	227	6,118	(6,628)	4,194	−	3,911	3,736
Transfers to assets held for sale	(74)	(261)	(57)	(100)	−	(492)	(491)
Depreciation, amortization and depletion	(214)	(12,020)	−	(11,191)	(12,782)	(36,207)	(37,982)
Impairment- accrual (note 19)	−	(879)	(1,292)	(6)	−	(2,177)	(2,006)
Impairment- reversal (note 19)	7	71	−	−	137	215	215
Cumulative translation adjustment	(4)	(15)	(19)	(66)	5	(99)	−
Balance at June 30, 2023	13,181	281,012	95,870	193,229	123,355	706,647	725,097
Accumulated cost	22,633	554,864	141,839	354,985	186,769	1,261,090	1,214,477
Accumulated depreciation and impairment (4)	(9,452)	(273,852)	(45,969)	(161,756)	(63,414)	(554,443)	(489,380)

(1) Consisting of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operation, storage and production facilities, including subsea equipment for the production and disposal of oil and gas, depreciated using the units-of-production method.

(2) Balances by business segment are presented in Note 8.

(3) Consisting of exploration and production assets related to wells, abandonment of areas, signature bonuses associated with proved reserves and other direct expenses. linked to exploration and production, except assets classified under "Equipment and other assets".

(4) In the case of land and assets under construction, it refers only to impairment losses.

(5) Mainly includes transfers between asset types and transfers of advances to suppliers.

(6) Transfer of Intangible Assets. In 2023, it refers to the declaration of commerciality of the Manjuba field.

Additions to assets under construction are mainly due to investments in the production development of the Búzios field and other fields in the Espírito Santo, Santos, and Campos basins. As for additions to right-of-use assets, they are related to the chartering of drilling rigs for E&P operations, vessels and to the chartering of the Regasification Vessel Sequoia, operating at the LNG Terminal in Bahia.

17.2 Estimated useful life

The useful life of assets depreciated are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	40 (between 25 and 50)
Equipment and other assets	20 (3 to 31) (except assets by the units of production method)
Exploration and development costs	Units of production method
Right-of-use	8 (between 2 and 47)

17.3 Right-of-use assets

The right-of-use assets comprise the following underlying assets:

41

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
06.30.2024
Accumulated cost	117,990	92,033	15,102	225,125	238,315
Accumulated depreciation and impairment	(26,707)	(47,326)	(4,220)	(78,253)	(83,516)
Total	91,283	44,707	10,882	146,872	154,799
12.31.2023
Accumulated cost	115,509	87,144	14,380	217,033	230,451
Accumulated depreciation and impairment	(23,254)	(42,584)	(4,114)	(69,952)	(74,424)
Total	92,255	44,560	10,266	147,081	156,027

17.4 Unitization agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga and Sururu.

Provisions for equalizations (1)

Petrobras has an estimate of the amounts to be paid for the execution of the AIP submitted for approval by the ANP, whose movement is presented below:

	Consolidated and Parent Company
	2024 Jan-Jun	2023 Jan-Jun
Initial balance	2,238	2,122
Additions in Property, Plant and Equipment	610	22
Payments made	(6)	-
Other operating (income) expenses	127	121
Final balance	2,969	2,265
(1) Mainly Berbigão, Sururu and Agulhinha..

Closed agreements

In May 2024, the Agreement on Expenditure and Volume Equalization, provided for in the Brava AIP (Brava Shared Deposit), was signed. The amount paid by Petrobras to Pre-Sal Petroleo S.A. (PPSA) on June 24, 2024 was R$ 6.

17.5 Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the six-month period ended June 30, 2024, the capitalization rate was 7.14% p.a. (6.89% p.a. for the six-month period ended June 30, 2023).

42

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.	Intangible assets

18.1 By class of assets

	Consolidated				Parent Company
	Rights and Concessions (1)	Softwares	Goodwill	Total	Total
Balance at December 31, 2023	11,742	2,861	123	14,726	14,563
Accumulated cost	12,051	9,151	123	21,325	20,453
Accumulated amortization and impairment	(309)	(6,290)	−	(6,599)	(5,890)
Addition	2	513	−	515	498
Capitalized borrowing costs	−	23	−	23	23
Transfers	−	20	−	20	18
Amortization	(9)	(333)	−	(342)	(327)
Balance at June 30, 2024	11,736	3,084	123	14,943	14,775
Accumulated cost	12,055	9,652	123	21,830	20,986
Accumulated amortization and impairment	(319)	(6,568)	−	(6,887)	(6,211)
Estimated useful life in years	(2)	5	Indefinite
	Consolidated				Parent Company
	Rights and Concessions (1)	Softwares	Goodwill	Total	Total
Balance at December 31, 2022	13,164	2,294	123	15,581	15,426
Accumulated cost	13,453	8,144	123	21,720	20,864
Accumulated amortization and impairment	(289)	(5,850)	−	(6,139)	(5,438)
Addition	734	424	−	1,158	1,148
Capitalized borrowing costs	−	29	−	29	29
Write-offs	(180)	−	−	(180)	(180)
Transfers	−	7	−	7	2
Signature Bonuses Transfers (3)	(31)	−	−	(31)	(31)
Amortization	(9)	(234)	−	(243)	(228)
Balance at June 30, 2023	13,678	2,520	123	16,321	16,166
Accumulated cost	13,977	8,574	122	22,673	21,831
Accumulated amortization and impairment	(299)	(6,054)	1	(6,352)	(5,665)
Estimated useful life in years	(2)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.
(3) Transfer to PP&E Assets. In 2023, it refers to the declaration of commerciality of the Manjuba field.

19.	Impairment
		Consolidated
		2024		2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Income Statement
Impairment (losses) reversals	201	246	(1,946)	(1,962)
Impairment of equity-accounted investments	6	91	−	8
Net effect within the statement of income	207	337	(1,946)	(1,954)
Losses	(5)	(27)	(2,099)	(2,210)
Reversals	212	364	153	256
Statement of financial position
Property, plant and equipment	201	267	(1,946)	(1,962)
Assets held for sale	−	39	−	−
Investments	6	31	−	8
Net effect within the statement of financial position	207	337	(1,946)	(1,954)

The Company tests annually its assets for impairment or when there is an indication that their carrying amount may not be recoverable. In the six-month period ended June 30, 2024, net impairment reversals were recognized in the amount of R$ 337, mainly due to:

•	a R$ 201 impairment reversal after management approval of the return of the operational activities of the fertilizer plant Araucária Nitrogenados S.A. (ANSA). The projected cash flow to determine the value in use of ANSA considered the resumption of operations for the second half of 2025 and a post-tax discount rate in constant currency of 7.70% p.a.;
•	a R$ 66 impairment reversal of property, plant and equipment following the increase of the occupied area of building Torre Pituba,
•	a R$ 60 impairment reversal of equity-accounted investments, following the approval for the sale of the Company’s 18.8% interest in the share capital of UEG Araucária S.A., resulting in the reclassification of this equity-accounted investment to assets classified as held for sale and its registration at fair value less costs to sell.

43

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In the six-month period ended June 30, 2023, the Company recognized net impairment losses amounting to R$ 1,962, mainly arising from the assessment of the second refining unit of RNEST, which resulted in the recognition of a R$ 1,858 loss, mainly due to: (i) review of the scope for the implementation of logistics infrastructure, with an increase in necessary investments; (ii) increase in the discount rate to 7.4% p.a.; and (iii) reduction in the U.S. dollars, negatively impacting value in use.

20.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
	2024	2023
	Jan-Jun	Jan-Jun
Capitalized Exploratory Well Costs/Capitalized Acquisition Costs (1)
Property, plant and equipment
Opening Balance	7,321	9,790
Additions	935	799
Write-offs	(123)	(5)
Transfers	−	(227)
Cummulative translation adjustment	53	(24)
Final balance	8,186	10,333
Intangible
Opening Balance	11,197	12,556
Additions	−	729
Write-offs	−	(180)
Transfers	−	(31)
Final balance	11,197	13,074
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	19,383	23,407
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Consolidated
	2024		2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(578)	(985)	(949)	(1,598)
Exploration expenditures written off (includes dry wells and signature bonuses)	(294)	(542)	(32)	(197)
Contractual penalties on local content requirements	(13)	(24)	37	36
Other exploration expenses	(28)	(32)	(1)	(3)
Total expenses	(913)	(1,583)	(945)	(1,762)

Cash used in:
Operating activities	606	1,017	950	1,601
Investment activities	750	1,380	1,191	1,528
Total cash used	1,356	2,397	2,141	3,129

44

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 8,570 (R$ 8,568 as of December 31, 2023), which is still in force as of June 30, 2024, net of commitments undertaken. As of June 30, 2024, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of R$ 8,501 (R$ 8,502 as of December 31, 2023) and bank guarantees of R$ 69 (R$ 66 as of December 31, 2023).

22.	Investments

22.1 Changes in investment (Parent Company)

	Controlled companies	Joint operations	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2023	264,020	138	110	3,952	268,220
Investments	−	−	17	−	17
Transfer to assets held for sale	−	−	−	(57)	(57)
Restructuring, capital decrease and others	(2)	−	(1)	−	(3)
Results of equity-accounted investments	11,023	31	(27)	(1,868)	9,159
Translation adjustment	41,453	−	−	1,262	42,715
Other comprehensive income	307	1	2	(842)	(532)
Dividends	(1,026)	−	6	(5)	(1,025)
Balance at June 30, 2024	315,775	170	107	2,442	318,494

	Controlled companies	Joint operations	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2022	266,054	130	113	5,130	271,427
Investments	−	−	49	−	49
Restructuring, capital decrease and others	(389)	−	−	−	(389)
Results of equity-accounted investments	10,532	22	(7)	(256)	10,291
Translation adjustment	(21,557)	−	−	(916)	(22,473)
Other comprehensive income	98	−	(2)	1,019	1,115
Dividends	(686)	(32)	(34)	(5)	(757)
Balance at June 30, 2023	254,052	120	119	4,972	259,263
(1) Includes other investments.

22.2 Changes in investment (Consolidated)

	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2023	2,341	4,233	6,574
Investments	17	16	33
Transfers to held for sale	−	(57)	(57)
Restructuring, capital decrease and others	(1)	(9)	(10)
Results in equity-accounted investments	421	(1,874)	(1,453)
Cumulative translation adjustments	332	1,304	1,636
Other comprehensive income	2	(842)	(840)
Dividends	(395)	(8)	(403)
Balance at June 30, 2024	2,717	2,763	5,480

	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2022	2,855	5,317	8,172
Investments	49	39	88
Restructuring, capital decrease and others	−	6	6
Results in equity-accounted investments	274	(199)	75
Cumulative translation adjustments	(214)	(936)	(1,150)
Other comprehensive income	(2)	1,019	1,017
Dividends	(282)	(5)	(287)
Balance at June 30, 2023	2,680	5,241	7,921
(1) Includes other investments.

45

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

	Consolidated
	06.30.2024				12.31.2023
	E&P	G&LCE	Corporate and other businesses	Total	Total
Assets classified as held for sale
Investments	1	57	−	58	1
Property, plant and equipment	2,289	−	−	2,289	1,623
Total	2,290	57	−	2,347	1,624
Liabilities on assets classified as held for sale
Finance debt	−	−	432	432	481
Provision for decommissioning costs	3,930	−	−	3,930	2,140
Total	3,930	−	432	4,362	2,621

23.1 Sales pending closing at June 30, 2024

Cherne and Bagre fields

On April 25, 2024, the Company signed an agreement with Perenco Pétroleo e Gás Ltda (“Perenco”) for the sale of its entire interest in the Cherne and Bagre fields, located in shallow waters of the Santos Basin.

The amount to be received is US$ 10 million, of which R$ 5 (US$ 1 million) was received at the transaction signing and the remainder will be received on the closing date.

23.2 Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

46

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Transactions	Closing date	At the closing of the operation US$ million	Asset recognized in the period from January to June 2024		Asset recognized in previous periods US$ million	Value of contingent assets on 06/30/2024 US$ million
			US$ million	R$

Sales in previous Years
Riacho da Forquilha Pole	Dec/2019	62	−	−	58	4
Pampo and Enchova Poles	Jul/2020	650	21	106	246	383
Baúna Field	Nov/2020	285	48	258	196	41
Miranga Pole	Dec/2021	85	15	75	70	−
Cricaré Pole	Dec/2021	118	−	−	76	42
Peroá Pole	Aug/2022	43	−	−	10	33
Papa-Terra	Dec/2022	90	16	83	16	58
Albacora Leste	Jan/2023	250	167	873	58	25
Norte Capixaba Pole	Apr/2023	66	−	−	22	44
Golfinho and Camarupim Poles	Aug/2023	60	−	−	20	40
Surplus volume of the transfer of rights agreement
Sépia and Atapu	Apr/2022	5,244	101	533	948	4,195

Total		6,953	368	1,928	1,720	4,865

24.	Finance debt

24.1 Balance by type of finance debt

	Consolidated		Parent Company
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Banking Market	13,655	10,949	13,521	10,805
Capital Market	15,522	15,151	14,899	14,564
Development banks (1)	3,254	3,379	−	15
Related Parties (note 28.3)	−	−	34,537	32,006
Others	13	4	−	−
Total in Brazil	32,444	29,483	62,957	57,390
Banking Market	27,076	30,513	11,558	12,081
Capital Market	76,499	69,636	−	−
Export Credit Agency	9,459	9,055	−	−
Related Parties (note 28.1)	−	−	399,173	323,684
Others	837	744	−	−
Total abroad	113,871	109,948	410,731	335,765
Total finance debt	146,315	139,431	473,688	393,155
Current	25,663	20,923	46,410	46,736
Noncurrent	120,652	118,508	427,278	346,419
(1) Includes BNDES, FINAME, and FINEP.

The amount classified in current liabilities is composed of:

	Consolidated		Parent Company
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Short-term debt	68	17	34,537	32,007
Current portion of long-term debt	22,920	18,282	8,704	11,835
Accrued interest on short and long-term debt	2,675	2,624	3,169	2,894
Total	25,663	20,923	46,410	46,736

The capital market balance is mainly composed of R$ 73,176 in global notes, issued abroad by PGF, R$ 10,134 in debentures and R$ 4,765 in book-entry commercial notes, issued in Brazil by Petrobras.

The global notes mature between 2025 and 2115 and do not require collateral. Such financing was carried out in dollars, euros and pounds, being 86%, 2% and 12% of the total global notes, respectively.

The debentures and commercial notes, due between 2024 and 2037, do not require real guarantees and are not convertible into shares or equity interests.

On June 30, 2024, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2023. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly-owned subsidiary PGF and the loans agreements of its wholly-owned subsidiary PGT.

47

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.2 Changes in finance debt

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2023	29,483	109,948	139,431
Proceeds from finance debt	3,001	54	3,055
Repayment of principal (1)	(790)	(11,163)	(11,953)
Repayment of interest (1)	(1,032)	(4,040)	(5,072)
Accrued interest (2)	1,222	3,932	5,154
Foreign exchange/ inflation indexation charges	560	1,559	2,119
Translation adjustment	−	13,581	13,581
Balance at June 30, 2024	32,444	113,871	146,315

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2022	25,602	130,684	156,286
Proceeds from finance debt	61	254	315
Repayment of principal (1)	(1,073)	(6,182)	(7,255)
Repayment of interest (1)	(744)	(4,266)	(5,010)
Accrued interest (2)	1,075	4,446	5,521
Foreign exchange/ inflation indexation charges	418	(850)	(432)
Translation adjustment	−	(8,487)	(8,487)
Modification of contractual cash flows	(82)	−	(82)
Balance at June 30, 2023	25,257	115,599	140,856
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

24.3 Reconciliation with cash flows from financing activities - Consolidated

			2024			2023
			Jan-Jun			Jan-Jun
	Proceeds from financing	Repayment of principal	Repayment of interest	Proceeds from financing	Repayment of principal	Repayment of interest
Changes in financing	3,055	(11,953)	(5,072)	315	(7,255)	(5,010)
Related deposits (1)	−	219	55	−	(299)	(105)

Cash flows from financing activities	3,055	(11,734)	(5,017)	315	(7,554)	(5,115)

(1)Amounts deposited for payment of obligations related to financing obtained from the China Development Bank (CDB), with semi-annual settlements in June and December.

In the six-month period ended June 30, 2024, the Company repaid several finance debts, in the amount of R$ 16,751, notably the pre-payment of R$ 1,282 of loan in the international banking market.

48

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.4 Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2024	2025	2026	2027	2028	2029 onwards	Total (1)	Fair value

Financing in U.S. Dollars (US$):	9,238	13,962	8,116	11,938	8,542	50,288	102,084	100,262
Floating rate debt (2)	7,874	10,651	6,223	8,158	2,910	2,380	38,196
Fixed rate debt	1,364	3,311	1,893	3,780	5,632	47,908	63,888
Average interest rate (p.a)	6.7%	6.2%	6.5%	5.9%	5.4%	6.6%	6.5%
Financing in Brazilian Reais (R$):	2,484	1,498	2,446	712	724	22,907	30,771	29,048
Floating rate debt(3)	426	716	694	190	190	15,416	17,632
Fixed rate debt	2,058	782	1,752	522	534	7,491	13,139
Average interest rate (p.a)	6.5%	8.0%	8.3%	8.7%	8.8%	7.5%	7.8%
Financing in Euro (€):	−	1,701	−	−	731	2,544	4,976	4,946
Fixed rate debt	−	1,701	−	−	731	2,544	4,976
Average interest rate (p.a)	-	4.6%	-	-	4.6%	4.7%	4.6%
Financing in Pound Sterling (£):	195	88	3,253	−	−	4,948	8,484	8,291
Fixed rate debt	195	88	3,253	−	−	4,948	8,484
Average interest rate (p.a)	6.2%	6.2%	6.2%	-	-	6.5%	6.3%
Total on June 30, 2024	11,917	17,249	13,815	12,650	9,997	80,687	146,315	142,547
Average interest rate (p.a)	6.6%	6.5%	6.9%	6.5%	6.3%	6.6%	6.6%	−
Total on December 31, 2023	20,923	14,844	12,351	12,330	8,791	70,192	139,431	141,987
Average interest rate (p.a)	5.8%	5.8%	6.3%	6.1%	5.9%	6.5%	6.4%	−

(1)The average maturity of outstanding debt as of June 30, 2024 is 11.76 years (11.38 years as of December 31, 2023).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.

.

As of June 30, 2024, the fair values of financing are mainly determined by using:

Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 70,613 (R$ 67,639, on December 31, 2023); and

Level 2 - cash flow method discounted by the spot rates interpolated from the indexes (or proxies) of the respective financing, observed to the pegged currencies, and by the credit risk of Petrobras, in the amount of R$ 71,934 (R$ 74,348, on December 31, 2023).

Regarding the Interest Rate Benchmark Reform (IBOR Reform), there was a necessity to amend the Company's contracts referenced in these indexes, considering the end of the publication of LIBOR (London Interbank Offered Rate) in dollars (US$), of one, three and six months.

As of June 30, 2024, approximately 21% of the Company's finance debt has been indexed to SOFR (Secured Overnight Financing Rate) and has the CSA (Credit Spread Adjustment) negotiated with the creditors serving as a parameter, while 0.2% will still undergo contractual changes to switch to this new index.

The renegotiations performed so far have been solely for the replacement of the LIBOR benchmark and are necessary as a direct consequence of the reform of the reference interest rate. In these renegotiated cash flows, the change of the index is economically equivalent to the previous basis. Thus, the changes were prospective with the recognition of interest at the new index in the applicable periods.

Therefore, the Company does not expect material effects for the contracts that will still undergo contractual changes for the new index, considering that they will occur under market conditions.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.2.2.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2024	2025	2026	2027	2028	2029 onwards	06.30.2024	12.31.2023
Principal	9,460	17,232	14,099	12,920	10,672	83,739	148,122	141,273
Interest	5,007	8,901	8,171	6,803	5,676	84,696	119,254	109,128
Total (1)	14,467	26,133	22,270	19,723	16,348	168,435	267,376	250,401
(1)The nominal flow of leases is found in note 25. .

49

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.5 Lines of credit

				06.30.2024
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV (1)	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV	Syndicate of banks	03/27/2019	02/27/2026	2,050	−	2,050
Total				7,050		7,050
In Brazil
Petrobras	Banco do Brasil	03/23/2018	09/26/2026	2,000	−	2,000
Petrobras (1)	Banco do Brasil	10/04/2018	10/04/2029	4,000	−	4,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				6,329	−	6,329
(1) On April 08, 2024, Petrobras reduced part of the Revolving Credit Facility to US$ 4,110 million compared to the US$ 5,000 million contracted in 2021. Thus, US$ 5,000 million will be available for withdrawal until November 16, 2026 and US$ 4,110 million from November 16, 2026 to November 16, 2028. On June 18, 2024, Petrobras renewed the RCF with Banco do Brasil, extending its maturity to October 4, 2029, and increasing its amount from R$ 2,000 to R$ 4,000.

25.	Lease liability

Changes in lease agreements recognized as liabilities are shown below:

	Consolidated
	Lessors in Brazil	Lessors Abroad	Total
Balance at December 31, 2023	32,883	130,748	163,631
Remeasurement/New agreements	4,135	9,751	13,886
Payment of principal and interest (1)	(6,922)	(12,687)	(19,609)
Charges incurred in the period	1,403	4,282	5,685
Monetary and Exchange variation	2,044	19,395	21,439
Cumulative translation adjustments	−	126	126
Balance at June 30, 2024	33,543	151,615	185,158
Current			41,340
No Current			143,818

(1) The Statement of Cash Flows has R$ 151 related to the changes on liabilities held for sale.

	Consolidated
	Lessors in Brazil	Lessors Abroad	Total
Balance at December 31, 2022	31,411	93,006	124,417
Remeasurement / New agreements	3,730	30,273	34,003
Payment of principal and interest	(5,266)	(9,233)	(14,499)
Charges incurred in the period	1,204	2,691	3,895
Monetary and Exchange variation	(1,165)	(8,033)	(9,198)
Cumulative translation adjustments	−	(98)	(98)
Transfers	(1)	−	(1)
Balance at June 30, 2023	29,913	108,606	138,519
Current			29,921
No Current			108,598

As of June 30, 2024, the value of the lease liability of Petrobras Holding is R$ 190,722 (R$ 169,605 as of December 31, 2023), including leases and subleases with investee companies, mainly of Transpetro.

The nominal flow (not discounted) without considering the projected future inflation in the flows of the lease contracts, by maturity, is presented below:

	Consolidated
Maturity in	2024	2025	2026	2027	2028	2029 onwards	Total
Nominal value on June 30, 2024	22,710	37,793	28,549	20,799	15,955	146,518	272,324
Nominal value on December 31, 2023	36,020	29,714	22,020	16,297	13,116	125,586	242,753

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

50

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2024	2023
	Jan-Jun	Jan-Jun
Variable payments	2,683	2,991
Up to 1 year maturity	275	259

Variable payments x fixed payments	14%	21%

At June 30, 2024, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is R$ 372,443 (R$ 316,418 at December 31, 2023).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.2.2.

26.	Equity

26.1 Share capital

As of June 30, 2024 and December 31, 2023, the subscribed and paid-in capital in the amount of R$205,432 is represented by 13,044,496,930 shares, of which R$117,208 refer to 7,442,454,142 common shares and R$88,224 refer to 5,602,042,788 preferred shares, all registered, book-entry shares and with no par value.

Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

There are shares owned by Petrobras that are held in treasury in the amount of R$ 5,570 (R$ 3,651 on December 31, 2023), represented by 155,764,169 shares, of which 222,760 are common shares and 155,541,409 are preferred shares.

26.2	Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

Parent Company

	06.30.2024	12.31.2023
Legal	41,086	41,086
Statutory - R&D	10,272	10,272
Statutory – Capital remuneration	21,936	43,871
Tax incentives	7,499	7,499
Profit retention	42,023	42,023
Additional dividends proposed	−	14,204
Total	122,816	158,955

26.3	Distributions to shareholders

Share repurchase program

On August 3, 2023, the Board of Directors approved a Share Repurchase Program, for the acquisition of up to 157.8 million preferred shares issued by the Company, on the Brazilian Stock Exchange (B3), to be held in treasury with subsequent cancellation, without reduction of share capital. This program is carried in the scope of the revised Shareholder Remuneration Policy, approved on July 28, 2023, within a maximum period of 12 months.

On August 4, 2024, the Program was closed, resulting in the repurchase of 155,468,500 preferred shares in the amount of R$ 5,563, including transaction costs of R$ 2, of which:

i	104,064,000 preferred shares in the period from August to December 2023 in the amount of R$ 3,644 (transaction costs of R$ 1); and
ii	51,404,500 preferred shares in the period from January to June 2024 in the amount of R$ 1,919 (transaction costs of R$ 1).

51

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The cancellation of the treasury shares will occur in the future by decision of the Company’s Board of Directors.

Dividends relating to 2023

On April 25, 2024, shareholders approved, at the Annual General Shareholders Meeting, the appropriation of the results for 2023 with a change to the management's original proposal made on March 7, 2024, of dividends referring to the application of the Shareholder Remuneration Policy formula (R$ 72,419), adjusting it to include the distribution of 50% of the remaining net income that had been appropriated to the capital remuneration reserve as an extraordinary dividend (R$ 21,935). Therefore, the total dividends for 2023 approved at the Annual General Shareholders Meeting is R$ 94,354 (equivalent to R$ 7.26991085 per outstanding preferred and common share), as per the table below:

	Amount per Share (R$)	Amount
Anticipated dividends approved throughout 2023, including indexation to the SELIC interest rate, and paid until March 2024	4.47033835	58,215
Dividends approved on March 7, 2024 (1) (2)	1.10031574	14,204
Total dividends referring to the application of the Shareholder Remuneration Policy formula	5.57065409	72,419
Extraordinary dividends (2)	1.69925676	21,935
Total dividends relating to 2023	7.26991085	94,354
(1) The amount per share of dividends was updated in relation to that disclosed in the financial statements for 2023 due to the current share repurchase program.
(2) The dates of the shareholding position of the dividends referring to the application of the Policy formula and extraordinary dividends are April 25 and May 2, 2024, respectively.

Following the Annual General Shareholders Meeting, the amount of dividends to be paid as complementary dividends is R$ 36,139, equivalent to R$ 2.79957250 per outstanding preferred and common share, considering the dividends referring to the application of the Policy formula (R$ 14,204) and extraordinary dividends (R$ 21,935). This amount was paid in two equal installments in May and June 2024, updated by the Selic rate from December 31, 2023 until the date of actual payments.

Dividends relating to the first quarter of 2024

On May 13, 2024, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of R$ 13,446 (R$1.04324226 per outstanding preferred and common shares), based on the net income for the three-month period ended March 31, 2024, considering the application of the Shareholder Remuneration Policy formula (R$ 14,593) and the deduction of the shares repurchased by the Company during the period (R$ 1,147), excluding transaction costs, as presented in the following table:

	Date of approval	Date of record	Amount per common and preferred share (R$)	Amount (Parent Company)
Interim dividends (1)	05.13.2024	06.11.2024	0.44806667	5,775
Interim interest on capital (1)	05.13.2024	06.11.2024	0.59517559	7,671
Total anticipated dividends			1.04324226	13,446
(1) The amount of dividends and interest on capital per share was updated due to the share repurchase program, which reduced the number of outstanding shares.

These dividends and interest on capital will be paid in two equal installments of R$ 6,723, on August and September 2024. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of the year (December 31, 2024) and will be deducted from the remuneration that will be distributed to shareholders relating to 2024.

This anticipation of interest on capital of 2024 resulted in a deductible expense which reduced the income tax expense by R$ 2,608. This amount was subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in law 9,249/95.

Dividends payable

On June 30, 2024, the balance of dividends payable to the controlling company's shareholders of R$12,752 corresponds to the advance of dividends for the first quarter of 2024, net of Withholding Income Tax on interest of capital of R$694.

52

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Parent Company

	Jan-Jun/2024	Jan-Jun/2023
Consolidated opening balance of dividends payable
Opening balance	16,947	21,751
Additions relating to complementary dividends	36,139	35,815
Additions relating to anticipated dividends	13,446	24,700
Payments made	(54,636)	(52,398)
Monetary restatement	1,969	2,143
Transfers to unclaimed dividends	(223)	(218)
Withholding income taxes over interest on capital and monetary restatement	(890)	(971)
Closing balance	12,752	30,822

In the period from January to June 2024, Petrobras made the following dividend disbursements:

Events	Payment date	Deliberate amount	Monetary Indexation	Withholding Income Tax on Monetary Indexation	Unclaimed dividends	Total paid
Dividends and interest on capital for the 3rd quarter of 2023 - 1st installment (1)	02/20/2024	8,217	129	(13)	(50)	8,283
Dividends for the 3rd quarter of 2023 - 2nd installment	03/20/2024	8,730	207	(21)	(27)	8,889
Complementary dividends for the 2023 financial year - 1st installment	05/20/2024	18,070	735	(73)	(85)	18,647
Complementary dividends for the 2023 financial year - 2nd installment	06/20/2024	18,069	898	(89)	(85)	18,793
Residual dividend payments from previous years	Jan-Jun/2024	−	−	−	24	24
Total		53,086	1,969	(196)	(223)	54,636
(1) Deliberated gross amount of R$8,730, net of Withholding Income Tax on interest of capital of R$513 collected in 2023.

Unclaimed dividends

As of June 30, 2024, the balance of dividends not claimed by shareholders of Petrobras is R$ 1,805 (R$ 1.630 on December 31, 2023) recorded as other current liabilities, as described in note 16. The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

Parent Company

	Jan-Jun/2024	Jan-Jun/2023
Changes in unclaimed dividends
Opening balance	1,630	1,258
Prescription	(48)	(32)
Transfers from dividends payable	223	218
Closing Balance	1,805	1,444

26.4	Earnings per share
		Consolidated and Parent Company
	2024		2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Basic and diluted denominator – Net income (loss) attributable to shareholders of Petrobras attributable equally between share classes
Net income (loss) of the period
Common	(1,503)	12,162	16,421	38,191
Preferred	(1,102)	8,933	12,361	28,747
	(2,605)	21,095	28,782	66,938

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382	7,442,231,382	7,442,231,382
Preferred	5,455,611,812	5,466,560,112	5,601,969,879	5,601,969,879
	12,897,843,194	12,908,791,494	13,044,201,261	13,044,201,261

Basic and diluted earnings (losses) per share (R$ per share)
Common	(0.20)	1.63	2.20	5.13
Preferred	(0.20)	1.63	2.20	5.13

53

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Basic earnings (losses) per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which is ongoing at the Company.

Diluted earnings per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

27.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. To manage market and financial risks, the Company prefers structuring measures through adequate capital and leverage management.

The Company presents a sensitivity analysis of factors relating to its corporate risk management process. The possible and remote scenarios are related to events with low and very low probability of occurrence, respectively. The period of application of the sensitivity analysis is one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

27.1 Derivative financial instruments

Assets and liabilities

Consolidated

	06.30.2024	12.31.2023
Fair value Asset Position (Liability)
Open derivatives transactions	(441)	96
Closed derivatives transactions awaiting financial settlement	34	49
Recognized in Statements of Financial Position	(407)	145
Other assets (note 16)	423	443
Other liabilities (note 16)	(830)	(298)

The following table presents the details of the open derivative financial instruments held by the Company as of June 30, 2024, and represents its risk exposure:

54

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Derivatives not designated for hedge accounting
Future contracts - total (1)	5,121	(1,053)	15	4
Long position/Crude oil and oil products	14,423	2,527	−	−	2024
Short position/Crude oil and oil products	(9,302)	(3,580)	−	−	2024
Swap
Long position/ Soybean oil (2)	4	−	−	−	2024
Short position/ Soybean oil (2)	−	(1)	−	−	2024
Forward contracts
Short position/Foreign currency forwards (BRL/USD) (3)	(15)	(1)	(2)	−	2024
Swap
Swap - CDI X IPCA	3,008	3,008	236	329	2029/2034
Foreign currency / Cross-currency Swap (3)	US$ 729	US$ 729	(690)	(237)	2024/2029
Total open derivative transactions			(441)	96
(1) Notional value in thousands of bbl.
(2) Notional value in thousands of tons (PBIO operations).
(3) Amounts in US$ are presented in million.

Profit or loss

		Gains/ (losses) recognized in the statement of income
		2024		2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Commodity derivatives
Other commodity derivative transactions - Note 27.2.1 (a)	97	122	(47)	363
Recognized in Other Income and Expenses	97	122	(47)	363
Currency derivatives
Swap CDI x Dollar - Note 27.2.2 (b)	(325)	(330)	305	384
Others	−	−	3	2
	(325)	(330)	308	386
Interest rate derivatives
Swap - CDI X IPCA	(105)	(205)	200	235
	(105)	(205)	200	235
Cash flow hedge on exports -Note 27.2.2 (a)	(3,126)	(6,578)	(5,337)	(11,329)
Recognized in Net finance income (expense)	(3,556)	(7,113)	(4,829)	(10,708)
Total open derivative transactions	(3,459)	(6,991)	(4,876)	(10,345)

Comprehensive income

			Gains/ (losses) recognized in other comprehensive income
		2024		2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Cash flow hedge on exports - Note 27.2.2 (a)	(31,807)	(38,321)	21,871	35,554

Collateral

Guarantees given as collateral
	06.30.2024	12.31.2023
Commodity derivatives	308	85

55

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.2	Market risks
27.2.1	Risk management of products prices

Petrobras prefers exposure to the price cycle to the systematic performance of protection of operations of purchase or sale of goods, whose objective is to meet its operational needs, with the use of derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional hedging strategy with derivatives may be applicable.

a) Other commodity derivative transactions

Petrobras, using its assets, positions and proprietary and market knowledge from its operations in Brazil and abroad, seeks to capture market opportunities through the purchase and sale of oil and oil products, which can occasionally be optimized with the use of commodity derivative instruments to manage price risk in a safe and controlled manner.

b)	Sensitivity analysis of commodity derivatives

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and considers the closing price of the asset on June 30, 2024. Therefore, no variation is considered arising from outstanding operations in this scenario. The reasonably possible and remote scenarios reflect the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20% and 40%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

Consolidated

Financial Instruments	Risk	Probable Scenario	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and forward contracts (Swap)	Crude oil and oil products - price changes	−	(339)	(679)
Future and forward contracts (Swap)	Soybean oil - price changes	−	(5)	(10)
Forward contracts	Foreign currency - depreciation BRL x USD	−	(14)	(23)
		−	(358)	(712)

27.2.2	Foreign exchange risk management

a) Cash Flow Hedge involving the Company’s future exports

The reference values, at present value, of the protection instruments on June 30, 2024, in addition to the expectation of reclassification to the income statement of the balance of exchange variation accumulated in shareholders' equity in future periods, based on a R$/US$ exchange rate $5.5589, are presented below:

				Present value of hedging instrument at 06.30.2024
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From jul/2024 to jun/2034	62,660	348,322

Changes in the present value of hedging instrument (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2023	65,138	315,350
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	7,159	36,488
Exports affecting the statement of income	(5,362)	(27,001)
Principal repayments / amortization	(4,275)	(21,881)
Foreign exchange variation	−	45,366
Amount on June 30, 2024	62,660	348,322
Nominal value of hedging instrument (finance debt and lease liability) on June 30, 2024	80,571	447,888

.

56

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In the six-month period ended on June 30, 2024, an exchange loss of R$467 was recognized referring to the ineffectiveness in the exchange variation line (exchange gain of R$1,101 in the same period in 2023).

Future exports designated as hedged items in cash flow hedge relationships represent, on average, 55.12% of highly probable future exports.

The movement in the exchange variation accumulated in other comprehensive income as of June 30, 2024, to be realized by future exports, is shown below:

	Exchange rate variation	Tax effect	Consolidaded Total
Balance at December 31, 2023	(28,833)	9,804	(19,029)
Recognized in Shareholders’ Equity	(44,899)	15,266	(29,633)
Reclassified to the statement of income - occurred exports	6,578	(2,237)	4,341
Balance at June 30, 2024	(67,154)	22,833	(44,321)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2022	(70,089)	23,831	(46,258)
Recognized in Shareholders’ Equity	24,225	(8,237)	15,988
Reclassified to the statement of income - occurred exports	11,329	(3,851)	7,478
Balance at June 30, 2023	(34,535)	11,743	(22,792)

Changes in expectations of realization of export prices and volumes in future reviews of business plans may determine the need for additional reclassifications of accumulated exchange variation in shareholders' equity to the statement of income. A sensitivity analysis with an average Brent oil price lower in US$ 10/barrel than considered in the last revision of the Strategic Plan 2024-2028, would not indicate the need to reclassify the exchange variation from the shareholders’ equity to the statement of income.

The annual expectation of realization of the exchange variation balance accumulated in shareholders' equity as of June 30, 2024, without tax effect, is shown below:

Consolidated
	2024	2025	2026	2027	2028	From 2029 on	Total
Expected realization	(9,088)	(12,459)	(11,536)	(12,175)	(8,828)	(13,068)	(67,154)

b) Information on ongoing contracts

As of June 30, 2024, the company has swap contracts - IPCA x CDI and CDI x Dollar outstanding.

Swap contracts – IPCA x CDI and CDI x Dollar

In 2019, Petrobras entered into derivative operations with the objective of protecting itself from exposure arising from the 1st series of the 7th issue of debentures, with IPCA x CDI interest swap operations, maturing in September 2029 and September 2034, and operations of cross-currency swap CDI x Dollar, with maturities in September 2024 and September 2029.

In July 2023, the 1st repurchase plan for these debentures was closed, initiated on July 15,2022. During the term of this plan, only an immaterial amount of this debt had been effectively repurchased. Thus, the position in this swap remains unchanged.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock on this curve was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy. For possible and remote scenarios, parallel shocks of 40% and 80% were applied to the interest rate forward curves, which resulted in effects of 496 b.p. and 992 b.p., respectively, on the estimated interest rates. The effects of this sensitivity analysis, keeping all other variables remaining constant, are shown in the following table:

	Possible Result	Remote Result
SWAP foreign currency (IPCA x USD)	(54)	(106)

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the counterparts, which effect is immaterial.

57

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

c) Sensitivity analysis for foreign exchange risk on financial instruments

The sensitivity analysis of foreign exchange risk presented in the table below is carried out for a twelve-month term. The probable scenario is computed based on external data, Focus e Thomson Reuters, while the reasonably possible and remote scenarios considers 20% and 40% changes in the foreign exchange rates prevailing on June 30, 2024, respectively, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies. This analysis only covers the exchange rate variation and maintains all other variables constant.

Financial Instruments	Exposure at 06.30.2024	Risk	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
Assets	64,196	Dollar / real	(4,607)	12,839	25,678
Liabilities	(598,063)		42,916	(119,612)	(239,224)
Exchange rate - Cross currency swap	(3,008)		216	(602)	(1,203)
Cash flow hedge on exports	348,322		(24,995)	69,664	139,329
	(188,553)		13,530	(37,711)	(75,420)
Assets	8,275	Euro / Dollar	207	1,655	3,310
Liabilities	(11,467)		(287)	(2,293)	(4,587)
	(3,192)		(80)	(638)	(1,277)
Assets	8,643	Pound Sterling / Dollar	166	1,729	3,457
Liabilities	(17,009)		(327)	(3,402)	(6,804)
	(8,366)		(161)	(1,673)	(3,347)
Assets	6	Pound Sterling / real	−	1	2
Liabilities	(201)		11	(40)	(80)
	(195)		11	(39)	(78)
Assets	24	Euro / real	(1)	5	10
Liabilities	(95)		4	(19)	(38)
	(71)		3	(14)	(28)
Assets	84	Peso / Dollar	(29)	(13)	(22)
	84		(29)	(13)	(22)
Total	(200,293)		13,274	(40,088)	(80,172)
(1) At June 30, 2024, the probable scenario was computed based on the following risks: R$ x U.S. dollar - a 7.18% appreciation of the real; peso x U.S. dollar - a 60.7% depreciation of the peso; euro x dollar: a 2.7% appreciation of the euro; pound sterling x U.S. dollar - a 2.07% appreciation of the pound sterling; real x euro: a 4.7% appreciation of the real; real x pound sterling - a 5.3% appreciation of the real;. Source: Focus and Thomson Reuters.

27.2.3 Interest rate risk management

The company preferentially does not use derivative financial instruments to manage exposure to interest rate fluctuations, as they do not cause material impacts, except in specific situations presented by Petrobras subsidiaries.

The interest rate risk sensitivity analysis is performed for a 12-month horizon. The values referring to the possible and remote scenarios mean the total floating interest expense in the event of a variation of 40% and 80% in these interest rates, respectively, keeping all other variables constant.

The following table informs, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest related to debts with floating interest rate on June 30, 2024.

58

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Risk	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
LIBOR 6M	22	26	30
SOFR 3M (2)	604	782	961
SOFR 6M (2)	587	698	809
SOFR O/N (2)	1,394	1,952	2,510
CDI	1,156	1,618	2,081
TR	28	39	50
TJLP	306	429	551
IPCA	525	734	944
	4,622	6,278	7,936
(1) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed. (2) Represents the Secured Overnight Funding Rate.

27.3 Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its strategic plan.

In this context, even these unaudited condensed consolidated interim financial statements presenting a negative net working capital, management believes it does not compromise its liquidity.

Additionally, the Company maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 24.5). The Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the Company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

The maturity schedules for the Company’s undiscounted finance debt and lease liability are presented in note 24.4 and 25, respectively.

27.4 Fair value of financial assets and liabilities

	Level I	Level II	Level III	Total fair value recorded
Assets
Commodity derivatives	15	−	−	15
Interest rate derivatives	−	236	−	236
Balance at June 30, 2024	15	236	−	251
Balance at December 31, 2023	4	329	−	333

Liabilities
Foreign currency derivatives	−	(692)	−	(692)
Balance at June 30, 2024	−	(692)	−	(692)
Balance at December 31, 2023	−	(237)	−	(237)

The fair value of other financial assets and liabilities is presented in the respective notes: 3 – Marketable securities; 9 – Trade and other receivables; and 24 – Finance debt (estimated amount).

The fair values of cash and cash equivalents, current debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

28.	Related party transactions

The company has a policy on Transactions with Related Parties that is reviewed and approved annually by the Board of Directors, as provided for in Petrobras' Bylaws.

The policy also aims to ensure adequate and diligent decision-making by the company's management.

59

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

28.1 Commercial transactions per operation with investees (Parent Company)

	06.30.2024			12.31.2023
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	29,804	−	29,804	26,031	−	26,031
Dividends receivable	64	−	64	344	−	344
Amounts related to construction of gas pipeline	−	804	804	−	719	719
Other operations	34	235	269	30	198	228
Advances to suppliers	629	1,463	2,092	553	1,578	2,131
Total	30,531	2,502	33,033	26,958	2,495	29,453
Liabilities
Lease liabilities (1)	(2,215)	(2,780)	(4,995)	(2,357)	(3,303)	(5,660)
Mutual operations	(1,430)	(115,061)	(116,491)	(1,365)	(91,806)	(93,171)
Prepayment of exports	(2,465)	(280,218)	(282,683)	(6,537)	(223,976)	(230,513)
Accounts payable to suppliers (note 11)	(13,039)	−	(13,039)	(7,568)	−	(7,568)
Purchases of crude oil, oil products and others	(8,043)	−	(8,043)	(5,464)	−	(5,464)
Affreightment of platforms	(299)	−	(299)	(260)	−	(260)
Advances from clients	(4,653)	−	(4,653)	(1,848)	−	(1,848)
Other operations	(44)	−	(44)	4	−	4
Total	(19,149)	(398,059)	(417,208)	(17,827)	(319,085)	(336,912)
(1)	Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16 / CPC 06 (R2) - Leases.

	2024		2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Result
Revenues, mainly sales revenues	33,623	66,078	23,012	52,974
Foreign exchange and inflation indexation charges, net (2)	(18,812)	(24,708)	4,475	3,256
Finance income (expenses), net (2)	(6,527)	(12,446)	(6,091)	(12,252)
Total	8,284	28,924	21,396	43,978
(2) Includes the amounts of R$ 163 of exchange variation loss and R$ 247 of financial expenses related to leasing and subleasing operations required by IFRS 16 / CPC 06 (R2) (R$ 118 of active exchange variation and R$ 263 of financial expense for the period from January to June 2023).

28.2 Annual interest rates for loan operations

	Parent Company
		Liability
	06.30.2024	12.31.2023
De 7.01 to 8%	(39,062)	(41,961)
De 8.01 to 9%	(77,429)	(51,210)
Total	(116,491)	(93,171)

28.3 Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current liabilities.

	Parent Company
	06.30.2024	12.31.2023
Accounts receivable, net (note 9.1)	25,977	28,797
Credit rights assignments	(34,537)	(32,006)

60

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	2024		2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Financial Income FIDC-NP	1,099	2,056	1,440	2,725
Financial Expenses FIDC-NP	(940)	(1,758)	(1,199)	(2,318)
Net finance income (expense)	159	298	241	407

28.4 Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for certain financial operations carried out in Brazil and abroad. The financial operations carried out by these equity interests and guaranteed by Petrobras present a balance of R$ 108,205 to be settled on June 30, 2024 (R$ 98,038 on December 31, 2023).

The guarantees offered by Petrobras, mainly personal, non-remunerated, are based on contractual clauses that support financial transactions between subsidiaries/controlled companies and third parties, guaranteeing the assumption of compliance with a third party's obligation, if the original debtor fails to do so.

28.5 Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	06.30.2024		12.31.2023
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrochemical companies (associates)	591	131	219	19
Other associates and joint ventures	484	88	461	48
Subtotal	1,075	219	680	67
Brazilian government
Government bonds	6,798	−	8,806	−
Banks controlled by the Brazilian Government	72,759	12,809	75,165	10,257
Petroleum and alcohol account - receivables from the Brazilian Government (note 9.1)	−	−	1,345	−
Federal Government (1)	13	5,456	−	6,669
Pré-Sal Petróleo S.A. – PPSA	−	5	−	134
Others	732	587	670	393
Subtotal	80,302	18,857	85,986	17,453
Petros	275	1,396	308	1,478
Total	81,652	20,472	86,974	18,998
Current assets	10,998	6,759	12,993	8,114
Non-current assets	70,654	13,713	73,981	10,884

(1) Includes lease amounts.

The effect on the result of significant transactions is presented below:

61

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
	2024		2023
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Joint ventures and associates
Petrochemical companies	4,656	8,750	4,027	8,645
Other associates and joint ventures	47	145	54	99
Subtotal	4,703	8,895	4,081	8,744
Brazilian government
Government bonds	200	429	267	542
Banks controlled by the Brazilian Government	(24)	54	(118)	(85)
Petroleum and alcohol account - receivables from the Brazilian Government	14	36	86	141
Brazilian Government	(518)	(658)	(617)	(705)
Pré-Sal Petróleo S.A. – PPSA	(560)	(513)	(113)	(677)
Others	(434)	(487)	(345)	(545)
Subtotal	(1,322)	(1,139)	(840)	(1,329)
Petros	(25)	(49)	(25)	(48)
Total	3,356	7,707	3,216	7,367

Revenues, mainly sales revenues	4,685	8,848	4,060	8,707
Purchases and services	16	29	8	16
Operating income and expense	(1,021)	(1,044)	(467)	(1,235)
Foreign exchange and inflation indexation charges, net	(591)	(726)	(846)	(1,067)
Finance income (expenses), net	267	600	461	946
Total	3,356	7,707	3,216	7,367

Liabilities with pension plans of the company's employees and managed by Fundação Petros, which include debt instruments, are presented in note 13.

28.6 Compensation of key management personnel

The total remuneration of the members of the Board of Directors and Executive Board of Petrobras Holding are based on the guidelines established by the Secretariat for Coordination and Governance of State Companies - SEST, of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy and are presented below:

Parent Company

	Jan-Jun/2024			Jan-Jun/2023
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	8.0	0.6	8.6	7.3	0.4	7.7
Social security and other employee-related taxes	2.1	0.1	2.2	2.0	0.1	2.1
Post-employment benefits (pension plan)	0.6	−	0.6	0.4	−	0.4
Variable compensation	6.7	−	6.7	−	−	−
Benefits due to termination of tenure	0.3	−	0.3	2.2	−	2.2
Total compensation recognized in the statement of income	17.7	0.7	18.4	11.9	0.5	12.4
Total compensation paid (1)	19.8	0.7	20.5	25.9	0.5	26.4
Monthly average number of members in the period	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members in the period	9.00	7.33	16.33	9.00	5.67	14.67

(1) Includes the PPP for Administrators in the Executive Board.

In the period from January to June 2024, the consolidated expense with the total compensation of the company's officers and board members totaled R$ 36.61 (R$ 28.67 in the period from January to June 2023).

The remuneration of the members of the Advisory Committees to the Board of Directors must be considered apart from the global limit of the remuneration established for the administrators, that is, the amounts received are not classified as remuneration of the administrators.

The members of the Board of Directors who participate in the Statutory Audit Committees waive the remuneration of the Board of Directors, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 825 thousand in the period from January to June 2024 (R$ 982 thousand, considering social charges). In the period from January to June 2023, the remuneration accrued in the period was R$ 1,125 thousand (R$ 1,350 thousand, considering social charges).

On April 25, 2024, the Annual Shareholders' Meeting set the remuneration of the management (Executive Board and Board of Directors) at up to R$43.21 as the global limit of remuneration to be paid in the period between April 2024 and March 2025 (R$ 44.99 in the period between April 2023 and March 2024, fixed on April 27, 2023).

62

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

29.	Supplemental information on statement of cash flows
Consolidated
	Jan-Jun/2024	Jan-Jun/2023
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	4,619	3,414
Transactions not involving cash
Purchase of property, plant and equipment on credit	800	−
Lease	15,039	36,102
Provision for decommissioning costs	327	31
Use of tax credits and judicial deposit for the payment of contingency	322	254
Remeasurement of property, plant and equipment acquired in previous periods	−	57
Earn Out related to Atapu and Sépia fields	533	−

29.1 Reconciliation of depreciation, depletion and amortization with Statements of Cash Flows

	Consolidated
	2024	2023
	Jan-Jun	Jan-Jun
Depreciation of Property, plant and equipment	38,794	36,207
Amortization of Intangible assets	342	243
	39,136	36,450
Depreciation of right of use - recovery of PIS/COFINS	(439)	(404)
Capitalized depreciation	(5,688)	(4,778)
Depreciation, depletion and amortization in the Statements of Cash Flows and Added Value	33,009	31,268
30.	Subsequent events

Petrobras completes the early redemption of global notes

On July 29, 2024, the Company’s wholly-owned subsidiary PGF concluded the early redemption of the 4.75% Global Notes due 2025. The total amount paid to investors was €273 million, considering the prices offered by Petrobras and excluding capitalized interest up to the date of redemption.

Distribution of remuneration to shareholders

On August 08, 2024, Petrobras’s Board of Directors approved the distribution of interim and intermediate dividends and interim interest of capital in the amount of R$13,574 (R$1.05320017 per outstanding preferred and common shares), based on the interim financial statements of the period ended on June 30, 2024, considering the application of the Shareholder Remuneration Policy formula (R$ 14,346) and the deduction of the shares repurchased by the Company in the second quarter of 2024 (R$ 772), excluding transaction costs, as presented in the following table:

			Parent Company
	Date of approval	Date of record	Amount per common and preferred share (R$)	Amount
Interim dividends	08.08.2024	08.21.2024	0.14512132	1,870
Interim interest on capital	08.08.2024	08.21.2024	0.41275171	5,320
Total interim dividends and interest on capital			0.55787303	7,190
Intermediate dividends by use of a portion of profit retention reserve	08.08.2024	08.21.2024	0.49532714	6,384
Total dividends and interest on capital			1.05320017	13,574

These dividends and interest on capital will be paid in two equal installments of R$6,787, on November 21, 2024 and December 20, 2024. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of the year, on December 31, 2024, and will be deducted from the remuneration that will be distributed to shareholders relating to 2024.

63

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

31.	Correlation between the explanatory notes of December 31, 2023 and the ones of June 30, 2024
	Number of notes
Notes to the Financial Statements	Annual for 2023	Quarterly information for 2Q-24
Basis of preparation	2	1
Material accounting policies	3	2
Cash and cash equivalents and marketable securities	8	3
Sales revenues	9	4
Costs and expenses by nature	10	5
Other income and expenses, net	11	6
Net finance income (expense)	12	7
Information by operating segment	13	8
Trade and other receivables	14	9
Inventories	15	10
Trade payables	16	11
Taxes	17	12
Employee benefits	18	13
Provisions for legal proceedings, judicial deposits and contingent liabilities	19	14
Provision for decommissioning costs	20	15
Other assets and liabilities	21	16
Property, plant and equipment	24	17
Intangible assets	25	18
Impairment	26	19
Exploration and evaluation of oil and gas reserves	27	20
Collateral for crude oil exploration concession agreements	28	21
Investments	30	22
Disposal of assets and other transactions	31	23
Finance debt	32	24
Lease liability	33	25
Equity	34	26
Financial risk management	35	27
Related party transactions	36	28
Supplemental information on statement of cash flows	37	29
Subsequent events	38	30

The notes to the annual report 2023, which were suppressed in the interim financial statements of June 30, 2024 because they do not have significant changes and / or may not be applicable to interim financial information, are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Judgments and sources of estimation uncertainty	4
Climate Change	5
New standards and interpretations	6
Capital Management	7
The “Lava Jato (Car Wash) Operation” and its effects on the Company	22
Commitment to purchase natural gas	23
Consortia (partnerships) in E&P activities	29

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STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution 80, of March 29, 2022, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the period ended on June 30, 2024;

(ii) reviewed, discussed and agreed with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding the Interim Financial Statements of Petrobras for the period ended on June 30, 2024.

Rio de Janeiro, August 8, 2024.

Magda Chambriard	Mauricio Tiomno Tolmasquim
Chief Executive Officer	Chief Energy Transition and Sustainability Officer

Clarice Coppetti	Renata Faria Rodrigues Baruzzi Lopes
Chief Corporate Affairs Officer	Chief Engineering, Technology and Innovation Officer

Claudio Romeo Schlosser	Sylvia Maria Couto dos Anjos
Chief Logistics, Commercialization and Markets Executive Officer	Chief Exploration and Production Executive Officer

Fernando Sabbi Melgarejo	William França da Silva
Chief of Finance and Investor Relations Executive Officer	Chief Industrial Processes and Products Officer

Mário Vinícius Claussen Spinelli
Chief Governance and Compliance Executive Officer

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KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and the international accounting standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Petróleo Brasileiro S.A. - Petrobras (“the Company”), included in the quarterly information form - ITR for the quarter ended June 30, 2024, which comprises the statement of financial position as of June 30, 2024 and the respective statements of income and comprehensive income for the three and six-months periods then ended, and statements of changes in shareholders' equity and of cash flows for the six-months period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the CPC 21 (R1) – Interim Financial Reporting and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim financial information based on our review.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Scope of the review

We conducted our review in accordance with Brazilian and international standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of quarterly information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters - Statements of added value

The individual and consolidated interim financial information referred to above includes the individual and consolidated statements of added value (DVA) for the six-month period ended at June 30, 2024, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company’s interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 (R1) - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, August 08, 2024

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer